9|9

05011079

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Magician Industries (Holdings)

*CURRENT ADDRESS

PROCESSED

SEP 09 2005

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4358 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/9/05

MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

ANNUAL REPORT 2005 年報





Beauty

Summer Plastic
Drinkware
Tableware



Tool Box
Tackle
Box


Storage Container
Storage Container
Storage Container
COVERED PLATE
COVERED BOWL

SHOWROOM



Magician's products blend in perfectly with your stylish living environment – a reflection of good taste and comfort ... a perfect match of character and fashion ... a perfect way for you to feel and savour the pleasures in life. We place strong emphasis on fulfilling our clients' requirements, catering for their daily needs and at the same time punctuating the individuality and life style of our customers with the latest designs. We are creative, innovative and we are well prepared for further advancement – because your wish is our command!!!

通達工業的產品能夠融入時尚的家居環境，把高尚品味與舒適生活結合得盡善盡美，不但彰顯個性與潮流，更為你帶來生活情趣，讓你享受生活。通達工業珍惜重視顧客的寶貴意見，同時照顧顧客日常生活的每一項需要，以新穎獨特的產品設計，滿足顧客對生活品質的追求。通達工業鋭意創新、力求改良，只因顧客的需求，就是激發通達工業不斷向前的原動力!!!


ENJOY
GLOOMY

Magician at a Glance

Magician Industries (Holdings) Limited (the "Company") is a well-established manufacturer and distributor of a most comprehensive range of household and related specialty products which totaled at over 6,000 items, selling such products as well as providing OEM and ODM services to wholesalers and retailers in more than 40 countries.

Magician has its head office in Hong Kong and production base in Shenzhen, the People's Republic of China (the "PRC"). Equipped with state-of-the-art machinery and the most advanced technology, its production base achieved ISO9001:2000 international standards accreditation in January 2003, which is a strong testament to the Company's outstanding production standards and management excellence.

On top of that, Magician possesses an extensive sales and distribution network with 23 direct sales offices and 6 local distributors in the PRC, spanning over a vast region from Guangzhou in southern China to Harbin in the north and also the Inner Mongolia Autonomous Region.

In addition to being an OEM and ODM partner to world-renowned customers, Magician has also created and nurtured its own distinctive brand names, including "NICOLE design" which is widely available in sales outlets throughout the PRC. The Company has also established its own retail outlets known as "Magic Home" and "NICOLE design" concept-corner stalls in the PRC to create stronger corporate and brandname awareness.

Established in the early 1970s, Magician's businesses have grown consistently with its workforce expanded more than 3,500 employees currently, Magician's annual export production fills up over 2,500 containers reaching all major international cities around the globe.


MAGICIAN

Corporate Information


DONG HO

BOARD OF DIRECTORS

Executive Directors

Mr KONG Yick Ming *(Chairman)*
Ms CHAN Ying Gi, Dorice

Non-Executive Directors

Mr LAU Chi Kit, Edwin
Mr HOON Wee Teng, Will
Mr ZEE Patrick
Ms KOK Zhi Yi, Katrina
Mr LAU Kin Hon

Independent Non-Executive Directors

Mr FOK Kam Chau, Peter
Mr WONG Hui Ching, Jeoffrey
Mr TSO Hon Sai, Bosco

COMPANY SECRETARY

Mr LAU Kin Hon

REGISTERED ADDRESS

Clarendon House, Church Street, Hamilton
HM11, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Flat E-H, 24th Floor, Phase 2, Superluck
Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, New
Territories, Hong Kong

SECURITIES CODES

Hong Kong Stock Code: 526
American Depositary Receipt, Programme – Level 1,
Trading Symbol: MGCIY

AUDITORS

Moores Rowland Mazars
34/F., The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong

PRINCIPAL BANKERS

Bank of China
Indover bank

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Corporate Services Limited
Rosebank Centre, 11 Bermudiana Road, Pembroke,
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
Ground Floor,
Bank of East Asia Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong

INVESTOR RELATIONS ADVISOR

PR Concepts Company Limited



EXECUTIVE DIRECTORS

Mr KONG Yick Ming, aged 53, is the Chairman of the Company. Mr Kong has over 30 years' experience in the manufacture and sale of plastic and metal general houseware, kitchen ware, gift items, bathroom accessories and related household accessories. Mr Kong has been granted Young Industrialist Awards of Hongkong in 1996 and has been the honorary secretary of The Hong Kong Young Industrialists Council Limited for 1997 - 1999 and 2003 - 2004. He has also been the president of The Rotary Club of Tsuen Wan for 1995 - 1996 and the part-time vice president of The Xian Industries & Commerce Association for 2001 - 2003. Mr Kong has been awarded Associateship by the Professional Validation Council of Hong Kong Industries in 2002. He is a foundation member of China Charity Federation and an honorary consultant of Hong Kong Youths Unified Association. Mr Kong is also a member of the Third Plenary Committee of Jiedong County Guangdong Province of the Chinese People's Political Consultative Conference and a committee member of the Fifth Plenary Committee of Guangdong Overseas Friendship Association.

Ms CHAN Ying Gi, Dorice, aged 54, is a private investor. Ms Chan has over 30 years' experience in jewelry and apparel trading. She also has over 30 years' of experience in property and securities investment. She was appointed as Non-executive Director of the Company in April 2005 and was appointed Executive Director of the Company in May of the same year. Ms Chan is the mother of Ms Kok Zhi Yi, Katrina.

NON-EXECUTIVE DIRECTORS

Mr LAU Chi Kit, Edwin, aged 60, is currently the chairman of the Hooray Holdings Group of companies, a financial services group which he established in early 2001, after his retirement from the Hongkong and Shanghai Banking Corporation Limited after 35 years of service and his last position prior to his retirement was Assistant General Manager and Head of Strategic Implementation, Asia Pacific Region. He is a fellow of and currently the Honorary Advisor to the Hong Kong Institute of Bankers. He was the chairman of its Executive Committee for a period of two years until the end of 2000. He has been serving on a number of committees as a member



appointed by the Government of HKSAR. He was Chairman of the Business Environment Council and a member of the Advisory Council on the Environment of the Government of HKSAR for a number of years until 2001. He was a member of the Financial Service Bureau Steering Committee on the Establishment of a Financial Institute from 1998 to 2002 and also a member of the Immigration Department Imported Talents Scheme from 1999 to 2001. He was a member of the Corruption Prevention Advisory Committee of the Independent Commission Against Corruption from 2000 to 2003. In addition to being a member of the Innovation and Technology Fund (Environmental Projects) Vetting Committee, he is currently a member of the Law Reform Commission of HKSAR (Privacy Sub-Committee) and also a member of the Environment and Conservation Fund Committee. He was appointed Non-executive Director of the Company in 2005.

Mr HOON Wee Teng, Will, aged 41, is currently Executive Vice President and director of Transpac Capital, one of the oldest private equity firms in Asia. He previously held the position of Managing Director and Head of Private Equity at the Crosby Group, an Asian investment bank. He has also held key senior positions at the Asian practices of Bain & Company and the Boston Consulting Group, two of the world's largest management consulting firms. Mr. Hoon was educated at the Massachusetts Institute of Technology and University of Cambridge (Trinity College). He is a Chartered Marketer and has current professional organisation fellowship of the Chartered Institute of Marketing and Marketing Council Asia. He was appointed Non-executive Director of the Company in 2004.

Mr ZEE Patrick, aged 33, is an investment manager of Transpac Capital Limited. Mr Zee has extensive experience in investment banking and direct investment industries. He is a Chartered Financial Analyst, a member of the CFA Institute, a member of the Hong Kong Society of Financial Analysts and a member of the Hong Kong Securities Institute. Mr Zee obtained his Bachelor of Arts degree from the University of California, Los Angeles. He was appointed Executive Director of the Company in 2004 and re-designated as Non-executive Director in 2005.

Ms KOK Zhi Yi, Katrina, aged 22, obtained her Bachelor of Arts degree from Buckinghamshire Chilterns University College, UK. She was appointed Non-executive Director of the Company in October 2004, re-designated as Executive Director of the Company in February 2005 and was re-designated as Non-executive Director of the Company in April of the same year. Ms Kok is the daughter of Ms Chan Ying Gi, Dorice.

Mr LAU Kin Hon, aged 37, is a Hong Kong practicing solicitor and is currently a partner of Messrs. Tang Tso & Lau, Solicitors. He has been practicing law in Hong Kong for 13 years. Mr Lau received his bachelor of laws degree from University College, London, UK. He was appointed Independent Non-executive Director of the Company in April 2005 and was appointed Non-executive Director in May of the same year.



INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr FOK Kam Chau, Peter, aged 51, currently is a certified public accountant (Practising) in Hong Kong and a Government Registered Accountant in Macao. He is running his own practice in the name of K. C. Fok & Company. In addition to his many years of experience both in accounting and finance, he had received his master degree of business administration from the University of East Asia, Macao and a master degree of PRC Commercial law from Peking University, PRC. Mr Fok now is the fellows of the Hong Kong Institute of Certified Public Accountant, Hong Kong Institute of Taxation and Society of Registered Financial Planner, he was appointed an Independent Non-executive Director of the Company in 2005.

Mr WONG Hui Ching, Jeoffrey, aged 45, is currently engaged in concert, artists management and stage entertainment production business and he has over 10 years of experience in the field of property development and consulting. He had his high school in Canada and afterward, he continued his education at L.A. Valley City College, L.A. Valley, USA. He was appointed as Independent Non-executive Director of the Company in 2005.

Mr TSO Hon Sai, Bosco, aged 40, is a Hong Kong practicing solicitor and is currently a partner of Messrs. Bosco Tso & Partners, Solicitors. He has been practicing law in Hong Kong for 15 years. Mr. Tso received his bachelor of laws degree from King's College, London, UK. He was appointed Independent Non-executive Director of the Company in 2005.

SENIOR MANAGEMENT

Mr CHIAO Li, aged 38, is the Chief Executive Officer of the Group. He joined the Group in 2005 and is responsible for corporate policy making, strategic planning, international marketing and sales of the Group. Mr Chiao has more than fourteen years of experiences in the fields of investment banking and corporate finance. He possesses extensive knowledge in debt restructuring, corporate turnaround, leverage buy-out, distressed debts analysis and risks assessments. Before joining the group, Mr Chiao had served at management positions for various international investment institutions, including CSFB, Sumitomo Trust, and Warburg. Mr Chiao graduated from National Taiwan University, and later obtained his M.B.A. degree from the University of Illinois at Urbana-Champaign, U.S.A.

Mr POON Wing Chuen, aged 39, is the Financial Controller of the Group. He joined the Group in 2005 and is responsible for the overall supervision of finance and accounting of the Group. Mr Poon has over 15 years' experience in auditing, accounting and finance. He is a Chartered Certified Accountant.

Ms YANG Shu Ying, aged 42, is the Senior Sales and Marketing Manager of international marketing and sales of the Group. She joined the Group in 1992, left in 1995 and rejoined in 1996. Ms Yang is responsible for the international marketing and sales of the Group. She has over 21 years' experience in marketing and sales of garment & sundry. Ms Yang graduated from Ming Chuan College, Taiwan.

Financial Highlights



TURNOVER DISTRIBUTION BY GEOGRAPHICAL MARKET



- 69.8% North America
- 10.4% PRC
- 9.8% Hong Kong
- 6.4% Europe
- 3.6% Others







Chairman's Statement



Dear Shareholders,

The year under review was a harsh one for the Group. Firstly, in common with many manufacturing businesses, the Group's profit margins have been negatively affected by severely increasing prices for key raw materials such as steel and plastics. For certain materials and externally sourced components, prices are presently at their highest levels for almost ten years. Secondly, the Group fell victim to ever increasing in the wages level in the PRC and unstable electricity supply.

In recent years, the economy of the PRC has been growing rapidly and it surged to a historical high last year with Gross Domestic Product reached RMB13,651 billion in 2004, representing a year-on-year growth of 9.5%. With this rapid economic growth, China government determined to strengthen macroeconomic control measures and it resulted in cut-downs in tax rebate and a drastic increase in raw material prices. Oil and steel prices reached to new heights with about 15-20% higher than that of the same period last year and it further worsened the overall operating environment of manufacturing industry.

With its inherent reliance on heavy consumption of raw materials, which accounted for about 50% of the production cost, it was inevitable that Magician's performance could not help declining during the year under review. For the year ended 31 March 2005, the Group reported a net loss attributable to shareholders of HK$176 million, compared to a profit of HK$1.3 million last year. A direct cause of this decrease was hikes in prices of two of our major raw materials – plastics and steel – which were significantly higher than that of the same period last year. The Group's turnover declined slightly by 5.3%, from HK$470.8 million recorded last year to HK$445.8 million, due mainly to the poor performances in the major markets except the US, which recorded a stable demand. Basic loss per share was HK20.25 cents (Basic earnings per share in 2004: HK0.15 cents).

The board of directors has resolved not to recommend any final dividend for the year ended 31 March 2005.

EMPHASIS ON NEW PRODUCT DEVELOPMENT

In view of an increasingly competitive environment, and being conscious of the fact that now more than ever, the success of an enterprise depends not only on attractive product pricing but also on quality and service, we have begun gearing up our research and development capability several years ago. Our research team created some very popular items such as the "Re-usable Disposable" storage box and the innovative "TurboBake" pan, which is compatible with both traditional and microwave ovens over last few years.

Following such success, our R&D staff has succeeded in developing a series of new products, including electric thermo plastic coolers, water bottles, silicone bakeware and kitchen tools, non-stick bakeware, and metal silicone over-mould bakeware this year.

CLEAR BUSINESS STRATEGIES

In order to combat the pressure of raw material costs, the Group gradually shifted the focus of our client base to high-margin OEM customers. The Group also recognizes the need to enhance relationships with OEM customers that are willing to invest in tailor-made products that fit their specific requirements.

During the year under review, the Group made progress in expanding its customer base by sealing contracts with three large distributors in the US, as well as some large distributors in Canada, Australia, Italy and the UK.

During the year under review, the Group has also strengthened its sales and distribution strategies by continuing to replace underperforming direct sales offices with local distributors that have a better understanding of the market and a greater determination in the PRC.

COST CONTROL

In an effort to reduce production costs, the Group will strive to negotiate better prices with the key raw material suppliers and logistic services providers. The Group will focus on the task of sourcing better quality raw materials and trading products with lower cost from new vendors. Magician will monitor the moving trends of raw material prices to ensure prompt adoption of corresponding measures. In addition, the Group will impose tight control on the headcounts of all departments.

CHALLENGES AHEAD

As China's manufacturing sector continues to grow rapidly, the Group sees no indication in the immediate future that the cost of raw materials will moderate. We believe that Magician will continue to face challenges from the ever-increasing cost of raw materials. However, we have always paid heed to the vigorous competition in our line of trade, and we have confidence to meet future challenge by taking advantage of the new opportunities lying ahead.



Notwithstanding that the Group has incurred a net loss during the year under review, with the stringent cost control measures, clear business focus and strong product development capabilities, I have every confidence Magician will be better prepared in overcoming any unfavorable market conditions in future, and will also be in a stronger position in enhancing its profitability and business prospects.

APPRECIATION

On behalf of the Board, I would like to thank our customers, suppliers, business partners and shareholders for their continuous support during this difficult time. Last but not least, I would also like to take this opportunity to express my heartfelt gratitude and pride in having an outstanding workforce at Magician whose dedication and support have helped the Group improve substantially over the past few years. We shall continue to work hard in order to overcome current market challenges and deliver improved results.

Kong Yick Ming
Chairman
Hong Kong
22 July 2005







Management Discussion and Analysis

FINANCIAL HIGHLIGHTS

General Information

For the year ended 31 March 2005, Magician recorded a turnover of HK$ 445.8 million, representing a drop of 5.3% compared to HK$470.8 million recorded last year. Due to the escalating raw material cost, the Group reported an operating loss of HK$77.2 million compared to an operating profit of HK$8.4 million last year, while net loss attributable to shareholders was HK$176 million, compared to a profit of HK$1.3 million last year. The Group's basic loss per share was HK20.25 cents.

No principal subsidiaries or associated companies were acquired or disposed of during the year. Investments held have not materially changed from those disclosed in last year's annual report.



Liquidity and Financial Resources

As at 31 March 2005, the Group's net assets decreased to HK$ 97.4 million, rendering net asset value per share at HK11.2 cents. The Group's total assets as at that date were valued at HK$405.5 million, including cash and bank deposits totaling approximately HK$12.9 million. Consolidated borrowings amounted to HK$166 million. Its debt-to-equity ratio has been increased from 72% as at 31 March 2004 to 170% as at 31 March 2005.

Capital Structure

As at 31 March 2005, the Group's major borrowings included a three-year term loan provided by Bank of China, Baoan, Shenzhen, which had an outstanding balance of HK$82.3 million after paying two installments totaling HK$10.1 million during the year, and two short-term revolving loans totaling HK$65 million.

All of the Group's borrowings have been denominated in Hong Kong dollars and made on a floating-rate basis. As a result of stable market interest rates, the finance costs for the year under review remain almost the same as compared to the corresponding period last year.

Charges on Group Assets

Certain assets of the Group having a carrying value of HK$188.6 million as at 31 March 2005 (2004: HK$ 245.3 million) were pledged to secure bank facilities of the Group.

Certain bank accounts, which totaling HK$2.6 million as at 31 March 2005, held by the Group's subsidiary in the PRC had been frozen by the court in the PRC following the legal actions taken by several creditors and employees.



Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures on capital assets including, in particular, new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from trading revenue that the Group will generate, coupled with its banking facilities and leasing arrangements.

Exposure on Foreign-Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, PRC Renminbi and U.S. dollars. In as much as the Hong Kong dollar is pegged to the U.S. dollar, and there has been minimal fluctuation in the Hong Kong dollar-to-Renminbi exchange rate, the Group had minor exposure to currency exchange risk.

Segment Information

Sales distribution by geographical area has not changed significantly during the year under review. The Group's biggest market was still North America. The sales distribution for North America, Europe, Hong Kong, the PRC and others was 69.8%, 6.4%, 9.8%, 10.4% and 3.6%, respectively.



Employee Information

As at 31 March 2005, the Group employed a workforce of 3,540 employees in its various offices and factories located in Hong Kong and the PRC. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualifications, experience and performance. The Group provided management skills workshops, practical seminars for knowledge update, on-the-job training and safety training programs to its employees.

There was a share option scheme in force but no share option was granted during the year under review. No bonus has been paid other than sums, each equivalent to one additional month's salary, paid to individual staff members in December 2004 as part of agreed salary package, which applied to most of the employees.

Staff costs during the year amounted to HK$66.4 million (2004: HK$73.3 million), representing a decrease of 9.5% compared to that of last year.

Contingent Liabilities

At the balance sheet date, the Company had contingent liabilities not provided for in the financial statements in respect of guarantee of HK$119,500,000 (2004: HK$135,000,000) for banking facilities granted to subsidiaries, which were utilised by subsidiaries to the extent of approximately HK$156,201,000 (2004: HK$119,031,000).

REVIEW OF OPERATIONS

For the year ended 31 March 2005, Magician recorded an operating loss of HK$77.2 million and a net loss attributable to shareholders of HK$176 million. These losses were mainly due to impairment loss on property, plant and equipment of HK$91.7 million, and rising costs of production, as the price of the Group's two major raw materials – plastics and steel – was significantly higher in each case compared to the same period last year. These materials accounted for about 50% of the Group's total production costs.



Nevertheless, the Group made progress in expanding its customer base by sealing contracts with three large distributors in the US, as well as some large distributors in Canada, Australia, Italy and the UK. The Group also launched a number of new products, including silicone bakeware and kitchen tools, non-stick bakeware, metal silicone over-mould bakeware, electric thermo plastic coolers and water bottles.

International Sales

International sales for the year ended 31 March 2005 remained stable, increasing slightly by 6% to HK$355.8 million from last year's HK$334.5 million. For the year under review, the sales performance of the US market improved with sales increased by 18.2% to HK$287.1 million when compared to HK$242.8 million for last year. The sales increase was mainly due to greater demand for household products with this in turn the result of increased sales of new homes in the US. The economic recovery in the US was a major stimulus to consumption in the year under review and this had an effect on demand for household products.

However, there was no improvement in the Canadian market where sales dropped by 31% to HK$24.1 million from HK$35 million recorded last year. The sales performance of the European market dropped to HK$28.4 million, compared to HK$33.3 million in the previous year. The most popular item in our European markets during the year under review was non-stick bakeware.

The PRC Sales

For the year ended 31 March 2005, sales in the PRC were disappointing, dropping by 43% to HK$46.3 million from last year's HK$81.2 million. This decrease was mainly due to the increase in production costs, coupled with the adverse effects on our profit margins of overseas competitors entering the market.

We strengthened our sales and distribution strategies during the year. The Group appointed local distributors to replace some of the underperforming direct sales offices in this market. The Group now has 23 direct sales offices and six local distributors in the PRC.

During the year under review, microwave storage containers, tableware and bathroom accessories were the most popular items in the PRC.



Hong Kong Sales

Hong Kong sales reported a decrease of 20.7% during the year under review, with turnover decreasing from HK$55.1 million to HK$43.7 million. Gravy server with oil strainer, water pitcher and cable organizer were the best selling items in Hong Kong.

PROSPECTS

Magician believes it will continue to face significant challenges from the ever-increasing cost of raw materials as China's manufacturing sector continues to grow rapidly. The Group sees no indication in the immediate future that the cost of raw materials will moderate. However, we are taking



steps to combat the pressure of raw material costs by gradually shifting the focus of our client base to high-margin OEM customers. The Group also plans to enhance its profit margin by strengthening its product development capabilities so that it can broaden its product range and hence its market presence. In this regard, the Group's silicone bakeware and kitchen tools have proved to be very successful. Following this success, the Group will launch additional new bakeware products in the near future.

The Group also recognizes the need to enhance relationships with OEM customers that are willing to invest in tailor-made products that fit their specific requirements. In addition, we will adopt more stringent cost control measures and pursue new product development initiatives. We believe all these strategies will help to offset the negative impact of rising raw material costs and provide a platform for improved returns going forward.

We shall take appropriate steps to follow up the opinion, concerns and recommendations expressed by the auditors in relation to our operation and internal control.

As for the outlook in our major markets, we expect sales from the US to improve gradually as we have signed up three large new distributors in this market. The Group believes the economic recovery in Europe will also stimulate consumption and demand. Given our persistent efforts over recent years to build a stronger customer network, we expect stable sales growth.

In the PRC, the Group will adopt a more conservative approach in terms of expansion and promotion activities. We are re-thinking about our sales and distribution strategies. We will continue to replace underperforming direct sales offices with local distributors and to implement other plans in order to improve the situation.

With the rebound in Hong Kong's economy, sales of new homes have increased and stimulated demand for household products. The Group believes this will provide a solid foundation for stable growth in the house ware market.

Looking ahead, we believe that the Group's consistent efforts to enhance profit margins and reduce operational costs will allow Magician eventually to overcome current market challenges and deliver improved results.



The issue of corporate governance is all the more important to investors nowadays as it has become a key criterion for measuring a listed company's management quality and investment value. Magician has always strives to maintain the highest ethical standards and to ensure that business is conducted in the best interests of its investors and shareholders.

AUDIT COMMITTEE

An Audit Committee was established in Magician in August 2000. The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Institute of Certified Public Accountants. The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The current committee comprises two independent non-executive directors, Mr Fok Kam Chau, Peter and Mr Wong Hui Ching, Jeoffrey, and one non-executive director, Mr Lau Kin Hon.

MANAGEMENT MEETING

The Group has always placed stress upon the importance of internal communication. Thus, senior management meetings were held on a regular basis to report on business and operational progress, as well as financial matters. The Group has also taken into account feedback from customers both overseas and in the PRC with a view to improving service and enhancing product development.

There were also working group meetings and information-sharing sessions held among members of relevant working groups, which not only strengthened the Group's internal communication network, but also helped to create clear and effective ideas, in better defining and implementing Magician's strategies.

CODE OF BEST PRACTICE

Throughout the year ended 31 March 2005, the Company has duly complied with the Code of Best Practice as provided in Appendix 14 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, save for the fact that the independent non-executive directors of the Company are not appointed for specific terms. The term of office of each independent non-executive director is determined by provisions for mandatory retirement by rotation, in accordance with the Company's Bye-Laws.

EMPLOYEE RELATIONS

As a quality home-product manufacturer and supplier, Magician believes that human capital is its biggest asset. Only with the professionalism and commitment of our staff, is the Group able to provide customers with service of the best quality. Therefore, we pay special attention to the development of our employees. Supported by a strong human-resources team, the Group strives to optimize organizational performance, laying a solid foundation for future growth.

STAFF DEVELOPMENT

As at 31 March 2005, the Group employed a staff totaling 3,540 persons in its various offices and factories in Hong Kong and the PRC. Management-skills workshops, practical seminars to share knowledge, on-the-job training and safety-training programs are continually provided to its employees at different levels, helping them to develop the necessary skills for their jobs as well as educating them generally to meet unexpected contingencies.

REMUNERATION AND INCENTIVE SCHEMES

Magician provides its staff with competitive remuneration packages that are commensurate with individual responsibilities, qualifications, experience and performance. Therefore, the Group believes that it can maintain the most productive and beneficial environment for employees.

To enhance staff performance and create value, the Group offers a staff-incentive scheme, which consists of granting share options and annual bonus linked to performance and achievement.




ENJOY
GLOOMY
PORTER

Directors' Report

The directors submit their report together with the audited financial statements of Magician Industries (Holdings) Limited (hereinafter as the "Company") and its subsidiaries (together with the Company hereinafter as the "Group") for the year ended 31 March 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiaries are the manufacturing and trading of household products.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 33.

The directors do not recommend the payment of any dividend for the year ended 31 March 2005.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

FIXED ASSETS

Details of the movement in fixed assets of the Group are set out in note 14 to the financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 March 2005 are set out in note 15 to the financial statements.

ASSOCIATES

Particulars of the Group's associates as at 31 March 2005 are set out in note 16 to the financial statements.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 23 to the financial statements.

DISTRIBUTABLE RESERVES

As at 31 March 2005, the Company had no retained profits available for cash distribution and/or distribution in specie. Under the Companies Act 1981 of Bermuda (as amended), the Company's contributed surplus of approximately HK$158,398,000 (2004: HK$158,398,000) is available for distribution, subject to certain conditions as described in note 25 to the financial statements. The Company's share premium account of HK$282,049,000 (2004: HK$282,049,000) as at 31 March 2005 may be distributed in the form of fully paid bonus shares.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's bye-laws and there was no restriction against such rights under the laws of Bermuda.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 62.

SHARE OPTIONS

Details of share options of the Company are set out in note 24 to the financial statements.

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors:

Kong Yick Ming *(Chairman) (re-designated as Non-executive Director on 10 December 2004 and re-designated as Executive Director on 4 February 2005)*

Chan Ying Gi, Dorice *(appointed on 19 April 2005 as Non-executive Director and re-designated as Executive Director on 31 May 2005)*

Ku Ling Yu, John *(resigned on 24 February 2005)*

Chan Chun Hing *(appointed on 21 October 2004 as Non-executive Director, re-designated as Executive Director on 4 February 2005 and resigned on 19 April 2005)*

Lee Kwa Ching, Peter *(appointed on 15 March 2005 and resigned on 10 May 2005)*

Non-executive directors:

Lau Chi Kit, Edwin *(appointed on 1 February 2005)*
Hoon Wee Teng, Will *(appointed on 18 October 2004)*
Zee Patrick *(appointed as Executive Director on 10 December 2004 and re-designated as Non-executive Director on 4 February 2005)*
Kok Zhi Yi, Katrina *(appointed as Non-executive Director on 21 October 2004, re-designated as Executive Director on 4 February 2005 and re-designated as Non-executive Director on 19 April 2005)*
Lau Kin Hon *(appointed as Independent Non-executive Director on 19 April 2005 and re-designated as Non-executive Director on 31 May 2005)*
Keung Sau Tim *(resigned on 24 September 2004)*
Tam Chi Kwan, Michael *(resigned on 24 September 2004)*
Wong Kwong Chi *(resigned on 10 March 2005)*
Hui Yat On *(appointed on 1 February 2005 and resigned on 15 March 2005)*
Ho Cheuk Lai *(appointed on 1 February 2005 and resigned on 17 March 2005)*
Yau Sui Ki, Christie *(appointed on 1 February 2005 and resigned on 25 April 2005)*
Lee Lok Man *(appointed on 1 February 2005 and resigned on 27 April 2005)*
Leung Ka Cheuk *(appointed on 1 February 2005 and resigned on 27 April 2005)*

Independent non-executive directors:

Fok Kam Chau, Peter *(appointed on 1 April 2005)*
Wong Hui Ching, Jeoffrey *(appointed on 11 April 2005)*
Tso Hon Sai, Bosco *(appointed on 31 May 2005)*
Tsui Sing Kee, Rawdon *(resigned on 31 January 2005)*
Cheung Sun Lung *(resigned on 2 February 2005)*
Ma Chiu Cheung, Andrew *(appointed on 18 October 2004 and resigned on 1 April 2005)*
U Keng Tin *(appointed on 1 February 2005 and resigned on 19 April 2005)*
Lee Kwan Hung, Eddie *(appointed on 1 February 2005 and resigned on 23 April 2005)*



Based on the terms defined in the Company's bye-laws, all directors, except Chairman, are subject to retirement by rotation and are eligible for re-election. Ms Chan Ying Gi, Dorice, Mr Hoon Wee Teng, Will, Mr Zee Patrick, Ms Kok Zhi Yi, Katrina, Mr Lau Kin Hon, Mr Fok Kam Chau, Peter, Mr Wong Hui Ching, Jeoffrey and Mr Tso Hon Sai, Bosco, all being new directors appointed by the board after the last annual general meeting, will retire at the forthcoming annual general meeting in accordance with the Company's Bye-laws and, being eligible, offer themselves for re-election.

The Company received confirmation of independence in respect of the year ended 31 March 2005 from each of the independent non-executive directors pursuant to rule 3.13 of the Listing Rules. Up to and as at the date of this report, the Company still considers the independent non-executive directors to be independent.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID EMPLOYEES

Details of the directors' emoluments and of the five highest paid individuals of the Group are set out in notes 8 and 9 to the financial statements, respectively.

DIRECTORS' SERVICE CONTRACTS

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding company, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 March 2005, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

	Number of shares held, capacity and nature of interest			Percentage of total
Name of director	Directly beneficially owned	Through controlled corporation	Total	issued ordinary shares
Mr Kong Yick Ming *(Note 1)*	–	286,984,000	286,984,000	33.0%
Ms Chan Ying Gi, Dorice *(Note 2)*	32,703,421	117,491,777	150,195,198	17.3%

Note 1: Mr Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr Kong Yick Ming.

Note 2: Ms Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entire issued share capital of which is beneficially owned by Ms Chan Ying Gi, Dorice. Included her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

All interests disclosed above represent long position in the shares of the Company.

Save as disclosed herein, as at 31 March 2005, none of the directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code.

DISCLOSURE UNDER LISTING RULES 13.20

Trade receivables from an entity

Trade receivables due to the Group from an entity as at 31 March 2005 required to be disclosed under Rule 13.20 of the Listing Rules is as follows:

Entity	**Trade receivables**
	HK$'000
Bradshaw International, Inc. ("BI")	22,628

The trade receivables are unsecured and with credit terms 60 days or letter of credit. They primarily arose from and in the ordinary course of business of the Group transacted with BI during the year ended 31 March 2005.

SHARE OPTION SCHEME

The company adopted a share option scheme (the "Scheme") on 8 August 2002 and the particulars of the Scheme are as follows:

Purpose of the Scheme:

To enable the Company to grant options to the participant who accepts the offer of the grant of the options as incentives and/or rewards for their contributions made to the Group.

Participants:

Full-time employees and directors (including executive, non-executive and independent non-executive directors) of any member of the Group.

Total number of ordinary shares available for issue and the percentage of the issued share capital that it represents as at the date of the annual report:

86,873,344 ordinary shares ("Shares") (10% of the issued share capital).

Maximum entitlement of each participant:

Shall not exceed 1% of the aggregate number of ordinary shares issued and issuable under the Scheme.

Period within which the securities must be taken up as an option:

No option will be exercisable later than 10 years after its date of grant.

Minimum holding period before an option can be exercised:

Will be defined by directors based on grantee's seniority and other relevant factors.

Period within which payments or loans must be made or repaid:

Not applicable.

Basis of determining the exercise price:

Determined by the Board of Directors and shall be:

(1) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the date of offer; and

(2) the average of closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer,

whichever is higher provided that it shall not be lower than the nominal value of the Shares.

The remaining life of the Scheme:

The Scheme remains in force until 8 August 2012.

No share options had been granted under the Scheme up to 31 March 2005 and there were no other options outstanding at the beginning or at the end of the year.

Saved as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, their spouses or their children under the age of 18 have any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of the directors and chief executives, as at 31 March 2005, the register of substantial shareholders maintained under Section 336 of Part XV of the SFO showed that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital

Name	Number of issued ordinary shares held	Percentage of total issued ordinary shares
Concept Developments Limited *(Note 1)*	286,984,000	33.0%
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Primewell Investment Limited *(Note 1)*	117,491,777	13.5%
Silvermark International Limited *(Note 2)*	55,657,926	6.4%

Note 1: The interests herein disclosed represent the same interests, as the corporate interests of Mr Kong Yick Ming (being held through Concept Developments Limited) and Ms Chan Ying Gi, Dorice (being held through Primewell Investment Limited) as disclosed in the notes to the description under the paragraph above headed "Directors and chief executives' interests and short positions in shares, underlying shares and debentures."

Note 2: Ms Zhou Hui Lian is deemed to have a beneficial interest in 55,657,926 shares of the Company through Silvermark International limited, the entire issued share capital of which is beneficially owned by Ms Zhou Hui Lian.

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 31 March 2005, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases

– the largest supplier	16.1%
– five largest suppliers	28.2%

Sales

– the largest customer	42.5%
– five largest customers	57%

None of the directors, their associate or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) had an interest in the major suppliers or customers noted above.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

RETIREMENT SCHEME

Particulars of retirement scheme of the Group are set out in note 28 to the financial statements.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than the Model Code as set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all directors, all directors confirmed that they have complied with the required standard set out in the Model Code throughout the year ended 31 March 2005.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In the opinion of the directors, the Company has compiled with the Code of Best Practice as set out in Appendix 14 of the Listing Rules issued by the Stock Exchange throughout the year ended 31 March 2005, except that the independent non-executive directors are not appointed for specific terms.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee has reviewed the annual results of the Group for the year ended 31 March 2005 in conjunction with the Company's external auditors. The Committee comprises two independent non-executive directors, namely Mr Fok Kam Chau, Peter and Mr Wong Hui Ching, Jeoffrey and one non-executive director, namely Mr Lau Kin Hon.

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicly available to the Company and within the knowledge of the directors, the Company maintained sufficient public float at all times during the year.

AUDITORS

The financial statements for the financial year ended 31 March 2002 were audited by Arthur Andersen & Co. The financial statements for the financial year ended 31 March 2003 were audited by PricewaterhouseCoopers. The financial statements for the financial year ended 31 March 2004 were audited by Moores Rowland Mazars.

The financial statements have been audited by Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*. A resolution for their reappointment as auditors for the ensuing year is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Kong Yick Ming
Chairman

Hong Kong, 22 July 2005

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

To the members of
Magician Industries (Holdings) Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 33 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda (as amended) and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited as follows:

(1) As stated in note 14 to the financial statements, an impairment loss of HK$91,733,000 has been recognised for the year ended 31 March 2005. In light of the operating loss experienced by the Group during the year, management has reviewed the carrying value of its property, plant and equipment ("PPE") to assess their recoverable amounts. For PPE with carrying value of HK$323,466,000, after reviewing their value in use, management has recognised impairment loss of HK$75,993,000. However, we have not been able to obtain adequate supporting information from the management in respect of its assessment of the value in use of these PPE. Accordingly we have been unable to obtain sufficient information or carrying out alternative procedures to conclude that the director's assessment in connection with the value in use of these PPE is appropriate. Consequently, we have been unable to satisfy ourselves whether the PPE of HK$247,473,000 were fairly stated at the balance sheet date.

(2) As at 31 March 2005, the trade and bills receivables of the Group included trade receivables from the Group's domestic sales divisions in the People's Republic of China ("PRC debtors") of HK$1,700,000, which were arrived at after a provision for doubtful debts of HK$41,500,000 based on subsequent cash receipts as explained below. During the course of our audit, we have sought independent confirmations from a sample of PRC debtors and the returned confirmations showed discrepancies with the amount recorded in the Group's accounting records. As of the date of this report, management of the Group is still in the process of reconciling the discrepancies. Present management has attributed the slow progress to the high turnover of members of management and staff responsible for the Group's operation in the PRC during the year and subsequent to the balance sheet date, which has resulted in difficulty in locating underlying records of the relevant transactions. Management further advised that it is using its best endeavors to resolve the matter and considered that, in the interim, it would be prudent to make full provision for the balances that remained unsettled as of the latest practicable date. Because of the above, we have not been able to obtain adequate evidence or explanations in relation to the nature of the discrepancies noted on the confirmations. Consequently, we were unable to conclude whether the domestic sales in the PRC of approximately HK$44,000,000 for the year ended 31 March 2005 and the balance of PRC debtors as at that date were fairly stated. We were also unable to satisfy ourselves as to the appropriateness of the provision made for doubtful debts.

There were no other satisfactory audit procedures that we could adopt to satisfy ourselves as to the matters set out in paragraphs (1) and (2) above. Any adjustments to the above figures may have a consequential significant effect on the Company's interests in subsidiaries as recorded in the Company's balance sheet, the Group's loss for the year and the Group's net assets as at 31 March 2005.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTY RELATING TO THE GOING CONCERN BASIS

In forming our opinion, we have considered the adequacy of the disclosures made in note 2 to the financial statements which explains the measures that the directors are currently undertaking and will take to generate sufficient liquid funds to finance its operations and, accordingly, that it is appropriate to prepare the financial statements on a going concern basis.

As detailed in note 2 to the financial statements, the Group is dependent upon the continued support of its creditors and banks. Certain creditors of the Group have taken legal actions to recover overdue balances which totalling approximately HK$34,000,000. Some of the creditors have also applied to the court in the PRC to freeze certain plant and machinery and bank balances of the Group.

Provided that the measures as detailed in note 2 to the financial statements can accomplish successful outcome, the directors are satisfied that the Group will be able to finance its operations and to meet in full its financial obligations as they fall due for the foreseeable future. The financial statements have been prepared on a going concern basis, the validity of which depends upon the outcome of the measures. The financial statements do not include any adjustments that may result from the failure of these measures to accomplish successful outcome. We consider that appropriate disclosures have been made. However, if the outcome turns out to be adverse, it may have significant potential adverse effect on the financial position of the Group and may in turn affect the going concern basis of the preparation of the financial statements.

QUALIFIED OPINION: DISCLAIMER ON VIEW GIVEN BY FINANCIAL STATEMENTS

Because of the significance of the possible effect of:

- the limitation in evidence available to us on the matters as set out in the basis of opinion section; and
- the fundamental uncertainty relating to the going concern basis;

we are unable to form an opinion as to whether the financial statements give a true and fair view of the state of the affairs of the Company and the Group as at 31 March 2005 and of the loss and cash flows of the Group for the year then ended. In all other respects, in our opinion, the financial statements have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong
22 July 2005

	Note	2005 HK$'000	2004 HK$'000
Turnover	4	445,830	470,812
Cost of sales		(372,307)	(353,843)
Gross profit		73,523	116,969
Other revenue	4	2,112	2,305
Selling and distribution expenses		(34,962)	(41,799)
Administrative and other operating expenses		(117,948)	(69,082)
(Loss) Profit from operations		(77,275)	8,393
Impairment loss on property, plant and equipment		(91,733)	–
Finance costs	6	(6,945)	(6,971)
Share of loss of an associate		–	(233)
(Loss) Profit from ordinary activities before taxation	7	(175,953)	1,189
Taxation	10	–	116
(Loss) Profit attributable to shareholders	11	(175,953)	1,305
(Loss) Earnings per share – Basic	12	(HK20.25) cents	HK0.15 cents

Year ended 31 March 2005

	2005 HK$'000	2004 HK$'000
Opening balance – Total equity	273,383	272,078
(Loss) Profit for the year	(175,953)	1,305
Closing balance – Total equity	97,430	273,383

At 31 March 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties	13	3,080	1,600
Property, plant and equipment	14	283,544	384,570
Interests in associates	16	–	1,344
Deferred tax assets	22	285	285
		286,909	387,799
Current assets			
Inventories	17	57,015	82,527
Trade and bills receivables	18	40,769	92,965
Prepayments, deposits and other receivables		7,923	8,701
Pledged deposits	29	984	7,525
Restricted bank balances	30	2,644	–
Bank balances and cash		9,246	21,517
		118,581	213,235
Current liabilities			
Trade payables	19	85,596	84,861
Other payables and accruals		49,495	35,656
Bank overdrafts, unsecured		804	–
Short-term bank borrowings, secured	20	73,846	91,531
Current portion of long-term bank borrowings	20	19,855	15,000
Current portion of obligations under finance leases	21	5,931	6,478
Provision for taxation		7,007	9,707
		242,534	243,233
Net current liabilities		(123,953)	(29,998)
Total assets less current liabilities		162,956	357,801
Non-current liabilities			
Long-term bank borrowings	20	62,500	77,500
Obligations under finance leases	21	3,026	6,918
		65,526	84,418
NET ASSETS		97,430	273,383
CAPITAL AND RESERVES			
Issued capital	23	86,873	86,873
Reserves	25	10,557	186,510
		97,430	273,383

Approved and authorised for issue by the Board of Directors on 22 July 2005

Kong Yick Ming
Chairman

Chan Ying Gi, Dorice
Director

At 31 March 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Interests in subsidiaries	15	261,551	403,940
Current assets			
Prepayments, deposits and other receivables		1,922	984
Due from subsidiaries	15	9,621	17,225
Bank balances and cash		18	123
		11,561	18,332
Current liabilities			
Other payables and accruals		3,538	1,442
Due to subsidiaries	15	2,266	10,298
Current portion of obligations under finance leases	21	2,270	3,686
		8,074	15,426
Net current assets		3,487	2,906
Total assets less current liabilities		265,038	406,846
Non-current liabilities			
Due to subsidiaries	15	151,900	150,984
Obligations under finance leases	21	–	812
		151,900	151,796
NET ASSETS		113,138	255,050
CAPITAL AND RESERVES			
Issued capital	23	86,873	86,873
Reserves	25	26,265	168,177
		113,138	255,050

Approved and authorised for issue by the Board of Directors on 22 July 2005

Kong Yick Ming
Chairman

Chan Ying Gi, Dorice
Director

	Note	2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES			
Cash generated from operations	26	48,364	61,995
Interest paid		(4,651)	(5,335)
Hong Kong profits tax paid		–	(30)
Tax reserve certificates		(2,700)	(3,000)
PRC enterprise income tax paid		–	(297)
Net cash generated from operating activities		41,013	53,333
INVESTING ACTIVITIES			
Decrease in pledged deposits		6,541	33,398
Purchase of plant and equipment		(21,928)	(45,614)
Proceeds on disposal of plant and equipment		163	255
Acquisition of a subsidiary		–	(1,320)
Interest received		599	760
Net cash used in investing activities		(14,625)	(12,521)
FINANCING ACTIVITIES			
New short-term bank borrowings		8,846	65,000
Repayment of short-term bank borrowings		(26,531)	(40,464)
New long-term bank borrowings		–	100,000
Repayment of long-term bank borrowings		(10,145)	(73,141)
Proceeds from sale and leaseback of plant and equipment resulted in finance leases		–	11,745
Repayment of obligation under finance leases		(8,021)	(9,787)
Interest paid on obligation under finance leases		(968)	(1,636)
Repayment of long-term payable		–	(2,836)
Redemption of convertible bonds		–	(87,127)
Net cash used in financing activities		(36,819)	(38,246)
Net (decrease) increase in cash and cash equivalents		(10,431)	2,566
Cash and cash equivalents at beginning of year		21,517	18,951
Increase in restricted bank balances	30	(2,644)	–
Cash and cash equivalents at end of year		8,442	21,517
Represented by:			
Bank balances and cash		9,246	21,517
Bank overdrafts		(804)	–
		8,442	21,517

1. GENERAL

Magician Industries (Holdings) Limited ("the Company") is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. BASIS OF PREPARATION

The financial statements have been prepared in conformity with the principles applicable to a going concern. The applicability of these principles is dependent upon the continued availability of adequate finance in view of the excess of current liabilities over current assets.

In preparing the financial statements for the year ended 31 March 2005, the directors adopted a going concern basis for the following reasons:

(a) The Group will seek for additional and sufficient fundings to meet its due liabilities.

(b) The Group has adopted measures to improve its liquidity, including obtaining continuing support from its creditors and banks. Certain creditors of the Group have taken legal actions to recover overdue balances which totalling approximately HK$34,000,000. Some of the creditors have also applied to the court in the PRC to freeze certain plant and machinery and bank balances of the Group. The amounts of claims, overdue interest and related legal costs have already been provided in the accounts. Management will discuss respectively with each creditor to reach a mutually acceptable repayment schedule and negotiate for the release of the court foreclosure orders on the Group's assets.

(c) Included in the short-term bank borrowings are two secured bank loans of HK$50,000,000 and HK$15,000,000 which were originally due for settlement in November and October 2004 respectively. Subsequent to the balance sheet date, the Group has renewed the loan facilities and extend the repayment date to June 2006.

(d) Included in the long-term bank borrowings are bank loans repayable by installments. An installment repayment of HK$4,855,000, which was due in March 2005, was fully settled subsequent to the balance sheet date. Management will negotiate with the bank for an extension of the repayment schedule for the remaining balance.

(e) Management will negotiate with the banks for additional credit facilities.

(f) Subsequent to the balance sheet date, the Group has obtained a new short-term loan of HK$15,000,000 secured on the Group's leasehold land and buildings located in Hong Kong.

(g) In order to improve the cash flows of the Group, management will implement an incentive bonus scheme to reward successful debts collection from the domestic sales customers. Besides, excessive inventories will be sold at discounted price and idle assets will be disposed of. Management will also negotiate with the suppliers for extension of credit period. On the other hand, credit period granted to customers will be tightened up.

(h) Management will focus on higher-margin and creditworthy customers so as to boost up the sales volume.

(i) Measures in cost-cutting and strengthening of internal controls especially in the procurement and production cycles will be implemented.

3. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005. The Group is in the process of making an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Measurement basis

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to the balance sheet date each year.

On acquisition, the assets and liabilities of the relevant subsidiaries are measured at their fair value at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

All transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is an enterprise, in which the Company, directly or indirectly, holds more than half of the voting power or issued share capital, or controls the composition of the board of directors or equivalent governing body. Investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Associates

An associate is an enterprise, in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The consolidated income statement includes the Group's share of the results of the associates for the year, and the consolidated balance sheet includes the Group's share of net assets of the associates.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvement are capitalised and depreciated over their expected useful lives.

Construction-in-progress is stated at cost less accumulated impairment losses. Cost includes all construction expenditure and other direct costs, including interest costs, attributable to such projects. Costs on completed construction works are transferred to the appropriate asset category. No depreciation is provided in respect of construction-in-progress until it is completed and ready for their intended use.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment (other than construction-in-progress) over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold land	Over the unexpired term of lease
Buildings	2% or the terms of the leases, if shorter
Leasehold improvements	14.3% – 20%
Plant and machinery	20%
Furniture, fixtures, office and computer equipment	20%
Motor vehicles	20% – 25%
Moulds	20%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties with an unexpired lease term of over 20 years are not depreciated and are stated at their open market values on the basis of professional valuations. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the income statement.

Upon the disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations will be credited to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase, direct labour and an appropriate proportion of all production overhead expenditure in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably, and on the following bases:

Sale of goods is recognised on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered and title has passed.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Rental income is recognised in the period in which the properties are let out and on a straight-line basis over the lease terms.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Impairment loss

At each balance sheet date, the Group reviews internal and external sources of information to determine whether the carrying amounts of its tangible assets have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use, in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the liability method, on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, tax losses and credits can be utilised.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheet of overseas subsidiaries denominated in currencies other than Hong Kong dollars is translated at the approximate rates of exchange ruling at the balance sheet date while the income statement is translated at average rates for the year. All exchange differences arising on consolidation are dealt with in the translation reserve.

Cash equivalents

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, net of bank overdrafts.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Contributions to defined contribution plans

The Group operates a defined contribution plan for the Hong Kong employees based on local laws and regulations. The plan covers all eligible employees. The Group's contributions to the defined contribution plan are expensed as incurred.

Pursuant to the law and regulations of the PRC, contributions to the defined contribution retirement schemes for the PRC's staff are made to the relevant government authorities in the PRC, which are calculated based on certain percentages of the applicable payroll costs as stipulated under the requirements in the PRC. These contributions are expensed as incurred.

4. TURNOVER AND REVENUE

The Company is an investment holding company. Its subsidiaries are principally engaged in manufacturing and trading of household products.

Turnover and revenue recognised by category are analysed as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Turnover		
Sale of goods	445,830	470,812
Other revenue		
Interest income	599	760
Rental income	359	439
Others	1,154	1,106
	2,112	2,305
Turnover and revenue	447,942	473,117

5. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments are its primary reporting format and no business segment information is presented as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

An analysis of the group's turnover and results for the year by location of customers is as follows:

	Group			
	Turnover		Segment results	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
United States of America	287,095	242,825	3,974	30,911
Canada	24,120	35,061	(225)	3,508
Hong Kong	43,710	55,137	5,142	13,347
PRC	46,311	81,170	(49,703)	(8,373)
Europe	28,406	33,326	3,199	3,764
Others	16,188	23,293	1,868	3,170
	445,830	470,812	(35,745)	46,327
Unallocated corporate expenses			(41,530)	(37,934)
(Loss) Profit from operations			(77,275)	8,393
Impairment loss on property, plant and equipment			(91,733)	–
Finance costs			(6,945)	(6,971)
Share of loss of an associate			–	(233)
Taxation			–	116
(Loss) Profit attributable to shareholders			(175,953)	1,305

No analysis of the segment assets, liabilities and capital expenditure information by geographical location is presented as over 80% (2004: 90%) of the Group's assets are located in the PRC.

6. FINANCE COSTS

	Group 2005 HK$'000	Group 2004 HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	4,651	3,958
Convertible bonds	–	1,377
Finance lease obligations	1,094	1,636
Trade payables overdue	1,200	–
	6,945	6,971

7. (LOSS) PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

	Group 2005 HK$'000	Group 2004 HK$'000
This is stated after charging (crediting):		
Auditors' remuneration	795	590
Depreciation of property, plant and equipment	34,487	35,049
Loss on disposal of property, plant and equipment	153	765
Operating lease rentals of land and buildings	5,044	6,526
Provision for bad and doubtful debts	35,316	258
Provision for inventory obsolescence	8,907	2,024
Provision for (Write-back of) impairment in interests in associates	1,049	(464)
Staff costs (excluding directors' emoluments):		
Wages and salaries	59,547	67,297
Termination benefits	1,212	919
Contributions to retirement schemes	1,533	1,170
	62,292	69,386

8. DIRECTORS' EMOLUMENTS

Directors' emoluments are disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Fees:		
Non-executive directors	214	140
Independent non-executive directors	618	577
	832	717
Other emoluments:		
Executive directors:		
Salaries and other benefits	2,578	3,250
Compensation for loss of office	600	–
Contributions to retirement scheme	25	24
	3,203	3,274
Non-executive directors:		
Salaries and other benefits	97	–
Contributions to retirement scheme	5	–
	102	–
	4,137	3,991

Emoluments of the directors were within the following bands:

	Group Number of directors	
	2005	2004
Nil to HK$1,000,000	19	5
HK$1,000,001 to HK$1,500,000	1	1
HK$1,500,001 to HK$2,000,000	1	1
	21	7

There were no arrangements under which a director waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID INDIVIDUALS' EMOLUMENTS

The five highest paid individuals of the Group during the year included two (2004: two) directors of the Company, details of whose emoluments are set out in note 8 above. The emoluments of the remaining three (2004: three) individuals are as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Salaries and other benefits	2,101	3,583
Compensation for loss of office	95	–
Contributions to retirement scheme	31	32
	2,227	3,615

The emoluments fell with in the following bands:

	Group Number of individuals	
	2005	2004
Nil to HK$1,000,000	3	2
HK$1,500,001 to HK$2,000,000	–	1
	3	3

Except as disclosed above, no emoluments were paid by the Group to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

10. TAXATION

Hong Kong profits tax has not been provided as the Group incurred a loss for taxation purposes for the year.

In previous years, the Hong Kong Inland Revenue Department had issued notices of assessments or additional assessments to a number of the companies within the Group and challenged certain intercompany charges and profit allocations within the Group for Hong Kong profits tax purposes. The Group has filed objections to these assessments. Depending on the outcome of the final assessments, the Group may be subject to additional tax. In this connection, management believes that the Group has made adequate provision for the potential additional tax liabilities.

PRC enterprise income tax has not been provided as the PRC subsidiaries incurred a loss for taxation purposes.

	Group	
	2005	2004
	HK$'000	HK$'000
Reconciliation of effective tax rate	%	%
Applicable tax rate	15	18
Non-deductible expenses	(1)	114
Utilisation of previously unrecognised tax losses	(1)	(56)
Unrecognised temporary differences	(11)	(104)
Unrecognised tax losses	(5)	–
Others	3	18
Effective tax rate for the year	–	(10)

The applicable tax rate is the average tax rates prevailing in the territories in which the Group operates.

11. (LOSS) PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the Group's loss for the year of HK$175,953,000 (2004: profit of HK$1,305,000), a loss of HK$141,912,000 (2004: profit of HK$18,030,000) has been dealt with in the financial statements of the Company.

12. (LOSS) EARNINGS PER SHARE

The calculation of basic (loss) earnings per share is based on the net loss for the year of HK$175,953,000 (2004: profit of HK$1,305,000), and on the weighted average number of 868,733,440 shares (2004: 868,733,440 shares) in issue during the year.

Diluted loss per share for the year of 2005 is not shown as there are no potential ordinary shares in issue in current year. The diluted earnings per share for the year of 2004 has not been presented as the conversion price of the Company's outstanding convertible bonds was higher than the average market price of the Company's shares.

13. INVESTMENT PROPERTIES

	Group 2005 HK$'000	Group 2004 HK$'000
Valuation		
At beginning of year	1,600	1,600
Surplus on revaluation	1,480	–
At balance sheet date	3,080	1,600

The investment properties are situated in Hong Kong and are held on medium-term leases. They were valued at their open market value at 31 March 2005 by Messrs. Vigers Appraisal & Consulting Limited, an independent qualified valuer. The surplus of HK$1,480,000 arising on revaluation has been credited to the consolidated income statement, as it represents a reversal of previous revaluation deficit.

14. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures, office and computer equipment HK$'000	Motor vehicles HK$'000	Moulds HK$'000	Construction -in-progress HK$'000	Total HK$'000
Group								
Cost								
At beginning of year	330,172	23,940	113,715	33,143	11,796	171,264	12,685	696,715
Additions	-	-	4,853	462	5	17,456	2,734	25,510
Disposals	-	-	(1,283)	(49)	(700)	(260)	-	(2,292)
Reclassification	-	239	3,110	42	-	-	(3,391)	-
At balance sheet date	**330,172**	**24,179**	**120,395**	**33,598**	**11,101**	**188,460**	**12,028**	**719,933**
Accumulated depreciation								
At beginning of year	41,918	19,048	89,614	28,512	10,650	122,403	-	312,145
Charge for the year	6,846	1,829	8,040	1,879	345	15,548	-	34,487
Disposals	-	-	(1,087)	(45)	(700)	(144)	-	(1,976)
Impairment loss	71,312	-	5,915	-	-	14,506	-	91,733
At balance sheet date	**120,076**	**20,877**	**102,482**	**30,346**	**10,295**	**152,313**	**-**	**436,389**
Net book value								
At balance sheet date	**210,096**	**3,302**	**17,913**	**3,252**	**806**	**36,147**	**12,028**	**283,544**
At beginning of year	288,254	4,892	24,101	4,631	1,146	48,861	12,685	384,570

14. PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group's leasehold land and buildings are held on medium-term leases and their net book value is analysed as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Hong Kong	22,516	24,440
The PRC	187,580	263,814
	210,096	288,254

The Group's construction-in-progress is situated in the PRC under medium-term leases.

The net book value of the Group's property, plant and equipment includes an amount of HK$7,726,000 (2004: HK$18,039,000) in respect of assets held under finance leases.

At balance sheet date, certain plant and machinery with a net book value of approximately HK$14,353,000 held by the Group were frozen by the court in the PRC as a result of the legal actions taken by certain creditors and employees in the PRC.

In light of the operating loss experienced by the Group during the year, the management has reviewed the carrying value of its property, plant and equipment to assess their recoverable amount. Based on this assessment, an impairment loss of HK$91,733,000 has been recognised on the Group's property, plant and equipment located in the PRC as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
By reference to independent professional valuation on the open market value of the assets	15,740	–
Based on value in use as estimated by the management	75,993	–
	91,733	–

15. INTERESTS IN SUBSIDIARIES AND DUE FROM (TO) SUBSIDIARIES

	Company 2005 HK$'000	2004 HK$'000
Non-current		
Interests in subsidiaries		
Unlisted shares, at cost	158,598	158,598
Less: Provision for impairment in value	(157,877)	(157,877)
	721	721
Due from subsidiaries	520,784	521,250
Provision for doubtful debts	(259,954)	(118,031)
	260,830	403,219
	261,551	403,940
Due to subsidiaries	(151,900)	(150,984)
Current		
Due from subsidiaries	9,621	17,225
Due to subsidiaries	(2,266)	(10,298)

Details of the Company's principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity interest attributable to the Company Directly	Indirectly	Principal activities
Magician Investments (BVI) Limited	British Virgin Islands	US$6 ordinary	100%	–	Investment holding
Treasure Trend Development Limited	British Virgin Islands	US$1 ordinary	100%	–	Investment holding
Diyon Development Limited	Hong Kong	HK$3 ordinary	–	100%	Purchasing of paper, plastic and metal materials and products

15. INTERESTS IN SUBSIDIARIES AND DUE FROM (TO) SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity interest attributable to the Company Directly	Indirectly	Principal activities
Magicgrand Development Limited	British Virgin Islands	US$1 ordinary	–	100%	Manufacturing and trading of plastic and metal products
Magician Industrial Company Limited	Hong Kong	HK$5 ordinary	–	100%	Marketing and trading of plastic and metal products
Jinda Plastic Metal Products (Shenzhen) Co., Ltd.	the PRC	HK$180,000,000 registered capital	–	100%	Manufacturing and trading of plastic and metal products
More Concept Limited	Hong Kong	HK$3 ordinary	–	100%	Marketing and trading of plastic and metal products
Nicole (China) Company Limited	Hong Kong	HK$2 ordinary	–	100%	Marketing and trading of plastic and metal products
Grandmate Industrial Company Limited	Hong Kong	HK$251,000 ordinary	–	100%	Marketing and trading of plastic and metal products
Hopeward Holdings Limited	British Virgin Islands	US$1 ordinary	–	100%	Property holding
Falton Investment Limited	Hong Kong	HK$2 ordinary	–	100%	Property holding

All of the above subsidiaries operate principally in Hong Kong except for Magicgrand Development Limited and Jinda Plastic Metal Products (Shenzhen) Co., Ltd. which operate principally in the PRC.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

The balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayments, except for the amounts due from/to subsidiaries arising from general working capital transactions, which are classified as current assets and current liabilities.

16. INTERESTS IN ASSOCIATES

	Group 2005 HK$'000	Group 2004 HK$'000
Share of net assets	873	873
Impairment loss	(873)	–
	–	873
Due from an associate	–	471
	–	1,344

Details of the Group's associates at the balance sheet date are as follows:

Name of associate	Place of incorporation and operation	Percentage of equity interest attributable to the Group	Principal activities
Techable Industrial Limited	Hong Kong	40%	Manufacturing and trading of metal products
Magician Dreamwares Limited	Hong Kong	50%	Trading of household products

17. INVENTORIES

	Group 2005 HK$'000	Group 2004 HK$'000
Raw materials	14,205	23,621
Work-in-progress	24,511	21,283
Finished goods	18,299	37,623
	57,015	82,527

The amount of inventories, included in above and excluding those fully provided for with nil carrying value, carried at net realisable value is HK$14,154,000 (2004: HK$5,240,000).

18. TRADE AND BILLS RECEIVABLES

The Group in general allows a credit period of 30 to 60 days to its trade customers. An ageing analysis of the Group's trade and bills receivables (net of provision for bad and doubtful debts) is set out below:

	Group	
	2005	2004
	HK$'000	HK$'000
Less than 1 month	25,282	39,565
1 month to 2 months	2,071	23,096
2 months to 3 months	8,517	9,546
3 months to 6 months	4,899	15,787
6 months to 1 year	–	4,971
	40,769	92,965

19. TRADE PAYABLES

An ageing analysis of trade payables is set out below:

	Group	
	2005	2004
	HK$'000	HK$'000
Less than 3 months	34,482	50,212
3 months to 6 months	16,854	22,084
6 months to 1 year	29,285	12,005
More than 1 year	4,975	560
	85,596	84,861

20. BANK BORROWINGS

(a) Short-term bank borrowings

Included in short-term bank borrowings are bank loans of HK$65,000,000 which were overdue for settlement before the year end date. As detailed in note 2 to these financial statements, the Group has renewed the loan facilities and extend the repayment date to June 2006 subsequent to the balance sheet date.

(b) Long-term bank borrowings

	Group	
	2005	2004
	HK$'000	HK$'000
Secured	82,355	–
Unsecured	–	92,500
	82,355	92,500

The above bank loans are repayable within a period as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within one year	19,855	15,000
After one year but within two years	62,500	15,000
After two years but within five years	–	62,500
	82,355	92,500
Portion classified as current liabilities	(19,855)	(15,000)
Long-term portion	62,500	77,500

21. OBLIGATIONS UNDER FINANCE LEASES

	Group		Company	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Minimum lease payments				
Within one year	6,665	7,558	2,325	3,869
In the second to fifth years inclusive	3,200	7,609	–	831
	9,865	15,167	2,325	4,700
Future finance charges	(908)	(1,771)	(55)	(202)
Present value of lease obligations	8,957	13,396	2,270	4,498

Present value of minimum lease payments

	Group		Company	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	5,931	6,478	2,270	3,686
In the second to fifth years inclusive	3,026	6,918	–	812
	8,957	13,396	2,270	4,498

The lease terms are ranged from two to four years. All lease agreements are on a fixed repayment basis and there is no arrangement for contingent rental payments.

22. DEFERRED TAXATION

Recognized deferred tax assets

At the balance sheet date, the Group has recognised deferred tax assets of HK$285,000 (2004: HK$285,000) in respect of the accelerated depreciation allowances.

Unrecognised deferred tax assets

	2005	2004
	HK$	HK$
Deductible temporary differences	21,868,000	–
Tax losses	10,180,000	5,076,000
At balance sheet date	32,048,000	5,076,000

The tax losses of HK$22,586,000 (2004: HK$29,011,000) arising in Hong Kong do not expire under current tax legislation. The tax losses of HK$41,543,000 (2004: Nil) and deductible temporary differences of HK$145,786,000

23. ISSUED CAPITAL

	2005 HK$'000	2004 HK$'000
Authorised:		
4,000,000,000 (2004: 4,000,000,000) ordinary shares of HK$0.10 each	**400,000**	400,000
Issued and fully paid:		
868,733,440 (2004: 868,733,440) ordinary shares of HK$0.10 each	**86,873**	86,873

24. SHARE OPTION SCHEME

On 8 August 2002, a share option scheme was approved by the shareholders of the Company, under which the directors of the Company may, at their discretion, invite any full-time employee or directors of the Company or its subsidiaries to take up options at a nominal consideration of HK$1 for each option allotment to subscribe for ordinary shares in the Company, subject to a maximum of 10% of the nominal value of the issued share capital of the Company from time to time. Each option is entitled to subscribe for one ordinary share of the Company and the subscription price is determined by the Board of Directors and shall be:

(1) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of offer; and

(2) the average of closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer,

whichever is higher provided that it shall not be lower than the nominal value of the Company's shares. Options are exercisable in stages as determined by the Board of Directors from time to time at the date of grant.

No share options have ever been granted by the Company under the share options scheme since adoption.

25. RESERVES

Group	Share premium HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 April 2003	282,049	1,265	139	51	(98,299)	185,205
Net profit for the year	–	–	–	–	1,305	1,305
At 31 March 2004	282,049	1,265	139	51	(96,994)	186,510
The Company and subsidiaries	282,049	1,265	139	51	(97,502)	186,002
An associate	–	–	–	–	508	508
At 31 March 2004	282,049	1,265	139	51	(96,994)	186,510
At 1 April 2004	282,049	1,265	139	51	(96,994)	186,510
Net loss for the year	–	–	–	–	(175,953)	(175,953)
At 31 March 2005	**282,049**	**1,265**	**139**	**51**	**(272,947)**	**10,557**

Company	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 April 2003	282,049	1,265	158,398	(291,565)	150,147
Net profit for the year	–	–	–	18,030	18,030
At 31 March 2004	282,049	1,265	158,398	(273,535)	168,177
Net loss for the year	–	–	–	(141,912)	(141,912)
At 31 March 2005	**282,049**	**1,265**	**158,398**	**(415,447)**	**26,265**

The laws and regulations of the PRC require wholly foreign-owned enterprises in the PRC ("WFOE") to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the statutory accounts.

The Group's subsidiary in the PRC, which is a WFOE, is required to allocate at least 10% of its after-tax profit to the general reserve until the reserve has reached 50% of its registered capital. The general reserve can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff welfare and bonus fund can only be used for the welfare of the employees of the subsidiary in the PRC. Appropriation to the enterprise expansion fund and staff welfare and bonus fund is at the discretion of the Board of Directors of the subsidiary in the PRC.

25. RESERVES (Continued)

The contributed surplus of the Group represents the difference between the nominal value of the aggregate share capital of the subsidiaries at the date on which they were acquired by the Group and the nominal value of the Company's shares issued as consideration for the acquisition as the date of the Group reorganisation in 1995.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution. However, the Company cannot declare or pay a dividend or make a distribution out of the contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

26. CASH GENERATED FROM OPERATIONS

	Group	
	2005	2004
	HK$'000	HK$'000
(Loss) Profit from ordinary activities before taxation	(175,953)	1,189
Depreciation	34,487	35,049
Impairment loss on property, plant and equipment	91,733	–
Surplus on revaluation of investment properties	(1,480)	–
Interest income	(599)	(760)
Interest expense	6,945	6,971
Loss on disposal of plant and equipment	153	765
Provision for bad and doubtful debts	35,316	258
Provision for inventory obsolescence	8,907	2,024
Provision for (Write-back of) impairment in value of an associate	873	(464)
Share of loss of an associate	–	233
Changes in working capital:		
Trade and bills receivables, prepayments, deposits and other receivables	17,658	4,682
Inventories	16,605	1,373
Due from an associate	471	53
Trade payables, other payables and accruals	13,248	10,622
Cash generated from operations	48,364	61,995

27. MAJOR NON-CASH TRANSACTION

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of approximately of HK$3,582,000 (2004: HK$6,388,000).

28. PENSION RETIREMENT OBLIGATIONS

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the "MPF Scheme"). The assets of the MPF Scheme are held separately in provident fund managed by independent trustee. Under the MPF Scheme, the Group and each of the employees make monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation. Both the employer's and the employees' contributions are subject to a cap of monthly earnings of HK$20,000.

The Group's subsidiary in the PRC also participated in defined contribution retirement schemes covering its fully-time the PRC employees. The schemes are administered by the relevant government authorities undertake to assume the retirement benefit obligations of all existing and future retired employees of the Group's PRC subsidiaries.

During the year, the amount of employer's contributions made by the Group to the defined contribution plans was approximately HK$1,563,000 (2004: HK$1,194,000).

29. PLEDGE OF ASSETS

At the balance sheet date, certain assets of the Group with the following carrying values were pledged to secure general banking facilities granted to the Group:

	Group	
	2005	2004
	HK$'000	HK$'000
Leasehold land and buildings	187,580	236,224
Investment properties	–	1,600
Bank deposits	984	7,525
	188,564	245,349

30. RESTRICTED BANK BALANCES

At the balance sheet date, certain bank accounts totaling HK$2,644,000 (2004: Nil) held by the Group's subsidiary in the PRC have been frozen by the court in the PRC following the legal actions taken by several creditors and employees.

31. CONTINGENT LIABILITIES

At the balance sheet date, the Company had contingent liabilities not provided for in the financial statements in respect of guarantee of HK$119,500,000 (2004: HK$135,000,000) for banking facilities granted to subsidiaries, which were utilised by subsidiaries to the extent of approximately HK$156,201,000 (2004: HK$119,031,000).

32. COMMITMENTS

(a) Capital expenditure commitments

	Group	
	2005	2004
	HK$'000	HK$'000
Contracted but not provided for, net of deposits paid	**3,032**	13,047

(b) Commitments under operating leases

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within one year	**1,172**	3,251
In the second to fifth years inclusive	**530**	1,156
	1,702	4,407

GENERAL INFORMATION

The consolidated results and the assets and liabilities of the Group of the last five financial years, as extracted from the Group's published audited accounts and reclassified as appropriate, are set below:

	2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000	2001 HK$'000
Turnover	445,830	470,812	523,399	434,749	404,490
(Loss) Profit from operating activities	(175,953)	1,422	26,172	17,435	6,187
Share of results of an associated company	–	(233)	(320)	385	(330)
(Loss) Profit before tax	(175,953)	1,189	25,852	17,820	5,857
Taxation	–	116	(7,738)	(2,130)	(102)
(Loss) Profit before minority interests	(175,953)	1,305	18,114	15,690	5,755
Minority interests	–	–	–	–	(74)
Net (loss) profit from ordinary activities attributable to shareholders	(175,953)	1,305	18,114	15,690	5,681
Assets and liabilities					
Total assets	405,490	601,034	621,907	564,370	578,391
Total liabilities	(308,060)	(327,651)	(349,829)	(310,406)	(340,117)
Net assets	97,430	273,383	272,078	253,964	238,274

宏觀綜覽

通達工業（集團）有限公司（「本公司」）從事家居用品與同類精品的製造及分銷，種類多元化，產品超過六千款，銷售至全球四十多個國家，亦向世界各地批發商及零售商提供「原件生產」及「原件設計」服務。

通達工業總部設在香港，生產基地設於中國深圳，擁有先進器材及尖端技術，更於二零零三年一月獲ISO 9001：2000國際標準認證，足證其卓越的生產標準及管理水平。

此外，通達工業在中國大陸擁有廣闊的銷售網絡，包括二十三個直銷辦事處及六個地方分銷商，由中國南部的廣州伸展至北部的哈爾濱。

除了為世界知名的客戶提供「原件生產」及「原件設計」服務外，通達工業更成功開創及培育了自己的品牌，其中包括廣受歡迎的「樱樱」，暢銷全中國的銷售網點。此外，通達工業又自設「Magic Home」專柜及「樱樱」專柜，以強化企業及品牌形象。

通達工業始創於七十年代初期，業務一直發展迅速，目前僱員人數超過三千五百人，年產貨量超過二千五百個貨櫃，輸送世界各主要國際城市。



MAGICIAN
通達工業
金達塑膠五金制


DONG HO

公司資料

董事會

執行董事

江益明先生*（主席）*
陳櫻之小姐

非執行董事

劉志傑先生
雲惟生先生
徐可剛先生
葛芷宜小姐
劉建漢先生

獨立非執行董事

霍錦就先生
王曉青先生
曹漢璽先生

公司秘書

劉建漢先生

註冊辦事處

Clarendon House, Church Street, Hamilton
HM11, Bermuda

總辦事處及主要營業地點

香港新界
荃灣沙咀道57號荃運工業中心
第二期24樓E - H座

證券代號

香港股票代號：526
第一級美國證券託存收據計劃
交易代號：MGCIY

核數師

摩斯倫•馬賽會計師事務所
香港銅鑼灣希慎道33號
利園廣場34樓

主要往來銀行

中國銀行
Indover bank

股份過戶登記處總處

Butterfield Corporate Services Limited
Rosebank Centre, 11 Bermudiana Road, Pembroke,
Bermuda

股份過戶登記處香港分處

秘書商業服務有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

投資者關係顧問

靈思公共關係有限公司



執行董事

江益明先生，53歲，本公司之主席，於製造及銷售塑膠及五金日常家居用品、廚房用具、禮品、浴室用品及有關家庭用品方面擁有超過三十年經驗。江先生曾獲選為一九九六年度之香港青年工業家，亦為香港青年工業家協會一九九七至一九九九年度及二零零三至二零零四年度之秘書長。江先生曾出任荃灣扶輪社一九九五至一九九六年度之社長，亦為西安市工商業聯合會二零零一至二零零三年度之兼職副會長。江先生於二零零二年獲選為香港工業專業評審局副院士。彼為中華慈善總會創始會員及香港青年協進會榮譽顧問。江先生亦為中國人民政治協商會議廣東省揭東縣第三屆委員會委員及廣東海外聯誼會第五屆理事會理事。

陳櫻之小姐，54 歲，為私人投資者。陳小姐擁有逾三十年從事珠寶及服裝貿易之經驗，她亦擁有逾三十年投資物業及證券之經驗。彼於二零零五年四月獲委任為本公司之非執行董事，於同年五月獲委任為本公司之執行董事。陳小姐為葛芷宜小姐之母親。

非執行董事

劉志傑先生，60歲，現為好盈投資控股集團主席，該財經服務集團由劉先生於二零零一年初創立，之前劉先生於香港上海滙豐銀行有限公司服務三十五年後退休，其退休前之職位為副總經理及亞太區策略執行主管。劉先生是香港銀行學會資深會士，曾出任該學會的理事會主席兩年(1999-2000)，現為名譽顧問；劉先生亦曾經為多個香港特別行政區政府委任的



機構委員會出任委員或主席之職位，包括商界環保協會主席；環境問題諮詢委員會委員，創新及科技基金（環境項目）評審委員會委員；亦曾於從2000年至2003年為香港廉政公署防止貪污諮詢委員會委員。至今仍然是香港特別行政區法律改革委員會（私穩權小組）委員；亦同時是環境及保護基金委員會委員。彼於二零零五年獲委任為本公司之非執行董事。

雲惟生先生，41歲，目前為匯亞資金管理之執行副總裁兼董事。匯亞資金管理為亞洲其中一所歷史最悠久專注於私人投資資金公司。彼先前曾擔任亞洲區投資銀行高誠集團之董事總經理及私人投資資金部門主管。彼亦曾擔任全球兩大管理顧問公司貝恩顧問公司亞洲區業務及波士頓顧問公司亞洲區業務之高級職位。雲先生曾就讀於麻省理工學院及劍橋大學（三一學院）。彼為特許市務師，目前為英國特許市務學會及亞洲營銷理事會之資深會員。彼於二零零四年獲委任為本公司之非執行董事。

徐可剛先生，33歲，為匯亞資金管理有限公司之投資經理，徐先生擁有豐富投資銀行及直接投資經驗。徐先生為特許財務分析師，美國CFA Institute 會員、香港財務分析師學會會員及香港證券學會會員。徐先生擁有University of California, Los Angeles學士學位。彼於二零零四年獲委任為本公司之執行董事，於二零零五年獲委任為本公司之非執行董事。

葛芷宜小姐，22歲，擁有英國Buckinghamshire Chilterns University College學士學位。彼於二零零四年十月獲委任為本公司之非執行董事，於二零零五年二月獲委任為本公司之執行董事，於同年四月獲委任為本公司之非執行董事。葛小姐為陳櫻之小姐之女兒。

劉建漢先生，37歲，為香港執業律師，現為鄧曹劉律師行之合夥人。劉先生於香港執業法律逾13年。劉先生擁有英國University College, London法律學士學位。彼於二零零五年四月獲委任為本公司之獨立非執行董事，於同年五月獲委任為本公司之非執行董事。



獨立非執行董事

霍錦就先生，51歲，為香港執業會計師及澳門政府註冊會計師，現以霍錦就會計師事務所之名稱獨立執業。除多年會計及財務經驗外，霍先生擁有澳門東亞大學工商管理碩士學位及北京大學中國商業法法律碩士學位。霍先生現時為香港會計師公會資深會員，香港稅務學會資深會員及香港註冊財務策劃師學會資深會員，他於二零零五年獲委任為本公司之獨立非執行董事。

王曉青先生，45歲，現從事演唱會、歌星經理人及舞台娛樂製作業務。王先生擁有逾十年物業發展及顧問經驗。中學時就讀於加拿大，其後於美國L.A. Valley City College繼續學業。彼於二零零五年獲委任為本公司之獨立非執行董事。

曹漢璽先生，40歲，為香港執業律師，現為曹漢璽律師事務所之合夥人。曹先生於香港執業法律逾15年。曹先生擁有英國King's College, London法律學士學位。彼於二零零五年獲委任為本公司之獨立非執行董事。

高級管理人員

喬立先生， 38歲，本集團之行政總裁，於二零零五年加入本集團，負責制訂本集團之公司政策、策略性計劃、國際市務發展及銷售。喬先生具超過14年投資銀行及企業融資之豐富經驗。他積累豐厚專業知識於企業債務重組，營運扭轉，槓桿收購，疲憊債券分析，以及各類風險評估。加入本集團前，喬先生曾服務於數間跨國投資機構，包括CS第一波士頓， 住友信託及華寶集團。喬先生畢業於國立台灣大學並獲美國伊利諾大學香檳校區碩士。

潘永存先生，39歲，本集團之財務總監，於二零零五年加入本集團，負責全面監管本集團之財務及會計工作。潘先生在核數、會計及財務方面，擁有超過十五年經驗，並為英國特許公認會計師。

楊淑媖小姐 ，42歲，本集團國際業務之高級市場及銷售經理，曾於一九九二年加入本集團至一九九五年離開，並於一九九六年重投本集團。楊小姐負責本集團之國際市場銷售工作。彼在銷售成衣及雜項方面擁有超過二十一年經驗。楊小姐畢業於台灣私立銘傳女子商業專科學校。

財務摘要

按地區分類營業額





- 69.8% 北美洲
- 10.4% 中國大陸
- 9.8% 香港
- 6.4% 歐洲
- 3.6% 其他









主席報告書



致列位股東：

過去一年對本集團來說，是極為艱困的一年。首先，與眾多從事製造業的企業一樣，由於鋼材及塑膠等主要原料價格大幅攀升，部分原料及外購配件的價格更升至近十年來的最高位，本集團的邊際利潤因而受到負面影響。其次，本集團亦受累於國內工資水平持續上升，以及供電不穩等的不利因素。

近年來，中國經濟迅速增長，去年的國內生產總值更攀至歷史高峰，達人民幣136,510億元，按年增長9.5%。隨著國內蓬勃的經濟發展，國家銳意加強對宏觀經濟的調控，令出口退稅率下調，原料價格因而急劇上升。石油及鋼鐵的價格更攀上新高，價格比去年同期增加約15-20%，令整體經營環境進一步惡化。

由於通達工業的本業需要消耗大量原材料，而原材料佔本集團約50%的生產成本，本集團於本回顧年度的業績因而受累下挫。截至二零零五年三月三十一日止年度，股東應佔虧損淨額為一億七千六百萬港元，而去年同期則錄得股東應佔溢利一百三十萬港元，此乃直接受本集團採用的兩種主要原料-塑膠及鋼鐵的價格與去年同期相比顯著上升所影響。營業額亦由去年的四億七千零八十萬港元下跌5.3%至四億四千五百八十萬港元，此乃由於除美國市場錄得穩定表現外，多個主要市場的業績都未如理想。每股基本虧損為20.25港仙（2004年之每股基本盈利：0.15港仙）。

董事局建議不派發截止二零零五年三月三十一日止年度之末期股息。

積極開發新產品

面對競爭日益激烈的業界環境，我們深知致勝的關鍵已不單純取決於產品的定價，而是產品質素及服務水平。因此，我們數年前已著手提昇研究及開發部門之實力。過去數年來，我們的研究團隊開發了多項極受歡迎的產品，包括可循環再用的即棄貯存盒，以及同時適用於傳統焗爐及微波爐的「叮叮盤」。

有見及此，我們的研究團隊不斷在產品概念及技術上作鑽研，積極推陳出新，於本年度開發了多項新產品，包括電熱保溫器、水壺、硅橡膠烤焙器及廚房用具、易潔烤焙器及金屬硅橡膠烤焙器。

清晰的業務策略

為了抵銷原料價格上升的影響，本集團逐步把業務重點放在高利潤的原件生產客戶上。由於原件生產客戶樂於投資在度身訂造的產品、以附合他們特定的

需求，所以本集團已經積極與該類顧客保持緊密的聯繫。

於回顧年度，本集團積極擴展顧客基礎，並成功與美國三大分銷商及一些來自加拿大、澳洲、意大利和英國的大型分銷商訂立合約。

年內，本集團亦繼續加強其銷售及分銷策略，本集團委任熟識中國內地市場的地方分銷商，以取代當地一些表現未如理想的直銷辦事處。

嚴格控制成本

為了減低生產成本，本集團將積極向原料供應商及物流服務公司爭取更佳價格。集團亦會以更低廉的價格向新供應商購入更優質的原料及產品。通達工業將密切留意原料上升的趨勢，以便即時採取合適的措施。此外，本集團亦會嚴格控制各個部門的員工數目。

未來挑戰

隨著中國製造業繼續蓬勃發展，本集團預期原材料價格在短期內並無下調跡象。原材料價格不繼上升，將仍是通達工業面對的挑戰。幸而，本集團一直留意業內的激烈競爭，令通達工業作好準備，創造新的商機，迎接未來的挑戰。

儘管本集團於過去一年錄得虧損，集團仍深信能夠透過嚴厲控制成本、清晰的業務目標及強大的產品生產隊伍，做好充份準備，衝出市場的陰霾，提昇盈利能力，塑造更美好的業務前景。

致意

本人代表董事會感謝一眾客戶、供應商、業務伙伴及股東，在艱難時期仍對集團不斷支持。此外，本人希望藉此機會感謝旗下員工的支持，他們不斷的耕耘和努力，促使本集團近年快速成長，實在教人感到欣喜與驕傲。今後，我們將再接再勵，克服前路的挑戰，締造更佳業績。

江益明
主席

香港
二零零五年七月二十二日









管理層討論與分析

財務摘要

業績概覽

截至二零零五年三月三十一日止年度內，本集團營業額為四億四千五百八十萬港元，較去年同期之四億七千零八十萬港元下跌5.3%；由於原材料價格持續上漲，本集團錄得經營虧損七千七百二十萬港元，而去年同期則錄得經營溢利八百四十萬港元；股東應佔虧損淨額為一億七千六百萬港元，而去年同期則錄得股東應佔溢利一百三十萬港元。本集團之每股基本虧損為20.25港仙。

於回顧年度內，本集團並無收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與最近的年報相比，並無重大改變。



流動資金和財政資源

於二零零五年三月三十一日，本集團之淨資產跌至九千七百四十萬港元，每股資產淨值為11.2港仙。同時，本集團總資產值為四億零五百五十萬港元，其中現金及銀行存款約佔一千二百九十萬港元。本集團的綜合借貸為一億六千六百萬港元，而負債資產比率由二零零四年三月三十一日的72%，上升至二零零五年三月三十一日的170%。

資本架構

於二零零五年三月三十一日，本集團的主要借貸包括一項由中國銀行深圳市分行寶安支行提供為期三年的銀行貸款，並已支付了兩期合共一千零一十萬港元還款，目前該筆貸款的結欠為八千二百三十萬港元。此外，本集團尚有兩項短期循環銀行貸款，合共六千五百萬港元。

所有借貸均以港幣結算，而借貸之息率均為浮息。由於市場息率穩定，令回顧年度內的財務費用與去年同期相約。

集團資產抵押

於二零零五年三月三十一日，本集團賬面值一億八千八百六十萬港元(二零零四年：二億四千五百三十萬港元)的若干資產已作為本集團向銀行融資的抵押擔保。

由本集團附屬公司在國內擁有之一些銀行賬戶，經數名債權人及員工的法律行動後，已被國內法院凍結。該等銀行賬戶截至二零零五年三月三十一日止之價值合共二百六十萬港元。



重大投資或資本性資產之未來計劃

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營利潤，其次來自現有的銀行貸款及融資租約。

外幣兌換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兑人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

業務分部資料

本集團按市場地區劃分之銷售業務並無大變化，北美洲仍是本集團的第一大市場。本集團於北美洲、歐洲、香港、中國大陸及其他地區之業務分佈比例分別為69.8%、6.4%、9.8%、10.4%及3.6%。



或然負債

於年結日，本公司之或然負債為本公司向銀行提出的擔保，以便其附屬公司取得銀行信貸額合共一億一千九百五十萬港元（二零零四年：一億三千五百萬港元），而該筆信貸擔保額並未包括於財務報表之中。有關附屬公司已動用之借貸總額約為一億五千六百二十萬一千港元（二零零四年：一億一千九百零三萬一千港元）。

僱員資料

於二零零五年三月三十一日，本集團僱員有三千五百四十名員工，分佈在香港及內地的不同部門。通達工業按員工的個人職責、資歷、經驗及表現而發放數額具競爭力之酬金。本集團為員工舉辦各項課程，包括管理技巧工作坊、資訊交流研討會、在職培訓及職安課程。

於回顧年度內，本集團亦派發了股份認購權給員工，期間並無任何股份認購權被行使。於二零零四年十二月，本集團除向大部份員工發放已同意的薪酬待遇，即相等於一個月薪金之額外酬金外，並沒有發放年終花紅。

回顧年內，員工支出合共六千六百四十萬港元（二零零四年：七千三百三十萬港元），較去年同期減少9.5%。

業務回顧

截至二零零五年三月三十一日止年度，本集團錄得經營虧損七千七百二十萬港元及股東應佔虧損淨額一億七千六百萬港元，主要是由於九千一百七十萬港元的物業、廠房及設備之減值虧損，以及塑膠及鋼鐵兩大原材料價格較去年同期顯著上升，以致本集團的生產成本上升。這些原材料約佔本集團總生產成本的一半。



幸而，本集團積極擴展顧客基礎，並成功與美國三大分銷商及一些來自加拿大、澳洲、意大利和英國的大型分銷商訂立合約。此外，本集團亦推出了多種新產品，包括硅橡膠烤焙器及廚房用具、易潔烤焙器、金屬硅橡膠烤焙器、電熱保溫器及水壺。

國際業務

截至二零零五年三月三十一日止年度，國際市場表現穩定，營業額由去年的三億三千四百五十萬港元微升6%至三億五千五百八十萬港元。回顧年度，美國市場表現有所改善，營業額由去年的二億四千二百八十萬港元上升18.2%至二億八千七百一十萬港元。營業額增加主要是由於美國新樓盤的銷售增加，以致家居產品的需求上升。美國經濟復甦，亦刺激了回顧年度內美國市場的消費，因而帶動家居產品的需求。

然而，加拿大市場仍未改善，營業額由去年的三千五百萬港元下跌31%至二千四百一十萬港元。歐洲市場的營業額由去年的三千三百三十萬港元下跌至二千八百四十萬港元。於回顧年度內，本集團在歐洲市場之最受歡迎產品為易潔烤焙器。

中國大陸業務

截至二零零五年三月三十一日止年度，中國大陸市場表現未如理想，營業額由去年的八千一百二十萬港元下跌43%至四千六百三十萬港元。營業額下跌的主要原因是生產成本增加，加上海外競爭者相繼進軍中國大陸市場，對本集團邊際利潤造成負面影響。

本集團於回顧年度內，加強了銷售及分銷策略。本集團委任了地方分銷商，以取代當地一些表現未如理想的直銷辨事處。本集團現時在中國大陸共擁有23間直銷辨事處和6個地方分銷商。

於回顧年度，微波爐盒、餐具及浴室用品在中國大陸市場的銷情最為突出。



香港業務

於回顧年度，香港業務錄得20.7%之跌幅，營業額由去年的五千五百一十萬港元下跌至四千三百七十萬港元。在本地市場，隔油壺、水勺及電線收藏器廣受消費者歡迎。

前景

本集團相信未來的主要的挑戰，在於原材料價格將隨著國內製造業蓬勃發展而持續上升。本集團預期，原材料價格在短期內並無下調跡象。為舒緩原材料成本上升的壓力，本集團已逐步把客戶層面的重心轉移至高利潤的原件生產客戶。本集團亦正



計劃透過加強產品開發，擴闊產品種類及集團現有的市場，從而增加邊際利潤。本集團的硅橡膠烤焙器及廚房用具已成功打進國際市場。因此，本集團將會在不久將來推出更多新的烤焙產品。

由於原件生產客戶樂於投資在度身訂造的產品上，以附合他們特定的需求，所以本集團已經積極與該類顧客保持緊密的聯繫。此外，本集團將採用更嚴謹的節流方案，並繼續積極開發新產品。我們相信這些政策將有效抵銷原材料價格持續上升所構成的負面影響，改善本集團日後的回報。

本集團更將採取適當措施，以回應核數師對集團運作及內部監控所作出的各種意見、關注及建議。

環顧本集團的各主要市場，由於集團已經與美國三大分銷商訂立合約，預期來自美國的生意訂單將會增加。本集團亦相信歐洲的經濟復甦，會刺激消費和需求。經過多年來不斷的努力，本集團已建立了一個強勁的客戶網絡，故此我們預期未來將有穩定的銷售增長。

在中國大陸，本集團將在擴展及推廣活動上，採取更謹慎的態度。我們現正重新考慮本集團的銷售及分銷策略。此外，我們將會繼續委任地方分銷商以取代一些表現未如理想的直銷辦事處，亦會實施其他計劃來改善現時的局面。

香港經濟已逐漸復甦，而新樓宇的銷售量增加，將刺激家居產品的需求，從而為家居用品市場的平穩發展奠定堅實的基礎。

展望未來，本集團深信能夠透過積極提昇邊際利潤及減低營運成本，幫助集團克服目前的市場挑戰，從而令業績得以改善。



企業管治已成為衡量上市公司管理質素及投資價值的核心標準，極為投資者所重視。通達工業一直竭盡所能，維持最高操守標準，以保障股東及投資者權益。

審核委員會

通達工業於二零零零年八月成立審核委員會，並已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑，同時亦負責檢討公司外部與內部審核工作，以及內部監控與風險評估等方面的效能。現時，本集團的審核委員會成員包括兩位獨立非執行董事霍錦就先生及王曉青先生及一位非執行董事劉建漢先生。

管理層會議

本集團素來極為重視內部溝通，因此定期舉行高級管理層會議，以討論集團業務和運作，以及財政事宜。此外，管理層更在會議上，交流國內外顧客之反饋意見，以改善服務質素，及強化產品發展效益。

本集團亦有舉行工作小組會議，及工作小組成員資訊交流聚會，這不但能增強內部溝通，更有助啟發創新思維，有助通達工業訂定及推行發展策略。

最佳應用守則

於截至二零零五年三月三十一日止年度內，本集團已遵守聯交所上市規則附錄十四所載之最佳應用守則。其中有例外的地方，是本集團的獨立非執行董事並沒有既定的聘任期。各獨立非執行董事之任期，根據本公司細則條文處理，是以輪流告退方式進行。

僱員關係

作為優質家居用品生產商及供應商，通達工業深信，人才是企業最重要的資本。要能具備專業的人才，信心的保證，本集團才可以向顧客提供最佳優質服務。因此，我們特別重視人才培育，透過人力資源專才的協助，提昇企業表現，為本集團未來發展奠下穩固基礎。

員工發展

於二零零五年三月三十一日，本集團僱有3,540名員工，分佈在香港及內地的不同部門。本集團定期為各階層員工，舉辦各項課程，包括管理技巧工作坊、資訊交流研討會、在職培訓、及職安課程等，從而協助員工發展所需之工作技能，以及培育他們面對未來挑戰之應變能力。

薪酬及激勵計劃

通達工業按員工的個人職責、資歷、經驗及表現，發放數額具競爭力之酬金。為此，本集團深信可賦予僱員最佳效益之工作環境。

為提昇員工表現及鼓勵他們創造價值，本集團亦特別設立了員工激勵計劃，包括派發股份認購權，及按員工之表現，發放年終花紅。




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董事會報告



董事會謹公佈截至二零零五年三月三十一日止年度通達工業(集團)有限公司(「本公司」)及其附屬公司(下文統稱「本集團」)之年報及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司之主要業務為製造及銷售家居用品。

業績及分派

本集團本年度之業績載於第33頁之綜合損益表。

董事建議不派付截至二零零五年三月三十一日止年度之任何股息。

儲備

本集團及本公司在本年度之儲備變動載於財務報表附註25。

固定資產

本集團固定資產之變動詳情載於財務報表附註14。

附屬公司

於二零零五年三月三十一日,本公司之主要附屬公司之詳情載於財務報表附註15。

聯營公司

於二零零五年三月三十一日,本集團之聯營公司之詳情載於財務報表附註16。

股本

本公司之股本詳情載於財務報表附註23。

可供分派之儲備

於二零零五年三月三十一日,本公司並無可供作現金分派及/或實物分派之累積溢利。根據百慕達一九八一年公司法(經修訂),本公司之繳納盈餘約158,398,000港元(二零零四年:158,398,000港元)受制於載於財務報表附註25之某些情況外,可以分派。本公司股份溢價賬於二零零五年三月三十一日之餘額282,049,000港元(二零零四年:282,049,000港元)可以繳足紅股之方式予以分派。

優先購買權

本公司之公司細則並無有關優先購買權之規定,而百慕達之法例亦無此等權利之限制。

五年財務摘要

本集團上五個財政年度之業績及資產負債撮要載於第62頁。

購股權

本公司之購股權之詳情載於財務報表附註24。

董事

本年度內及截至本報告日期在任之董事如下:

執行董事:

江益明先生*(主席)(於二零零四年十二月十日調任為非執行董事及於二零零五年二月四日調任為執行董事)*

陳櫻之小姐*(於二零零五年四月十九日獲委任為非執行董事及於二零零五年五月三十一日調任為執行董事)*

顧陵儒先生*(於二零零五年二月二十四日辭任)*

陳駿興先生*(於二零零四年十月二十一日獲委任為非執行董事、於二零零五年二月四日調任為執行董事,及於二零零五年四月十九日辭任)*

李果正先生*(於二零零五年三月十五日獲委任及於二零零五年五月十日辭任)*

非執行董事：

劉智傑先生*（於二零零五年二月一日獲委任）*
雲惟生先生*（於二零零四年十月十八日獲委任）*
徐可剛先生*（於二零零四年十二月十日獲委任為執行董事及於二零零五年二月四日調任為非執行董事）*
葛芷宜小姐*（於二零零四年十月二十一日獲委任為非執行董事、於二零零五年二月四日調任為執行董事及於二零零五年四月十九日調任為非執行董事）*
劉建漢先生*（於二零零五年四月十九日獲委任為獨立非執行董事及於二零零五年五月三十一日調任為非執行董事）*
姜壽添先生*（於二零零四年九月二十四日辭任）*
譚志昆先生*（於二零零四年九月二十四日辭任）*
王幹芝先生*（於二零零五年三月十日辭任）*
許一安先生*（於二零零五年二月一日獲委任及於二零零五年三月十五日辭任）*
何卓勵小姐*（於二零零五年二月一日獲委任及於二零零五年三月十七日辭任）*
丘穗騏先生*（於二零零五年二月一日獲委任及於二零零五年四月二十五日辭任）*
李樂民先生*（於二零零五年二月一日獲委任及於二零零五年四月二十七日辭任）*
梁家卓先生*（於二零零五年二月一日獲委任及於二零零五年四月二十七日辭任）*

獨立非執行董事：

霍錦就先生*（於二零零五年四月一日獲委任）*
王曉青先生*（於二零零五年四月十一日獲委任）*
曹漢璽先生*（於二零零五年五月三十一日獲委任）*
徐聖祺先生*（於二零零五年一月三十一日辭任）*
張新龍先生*（於二零零五年二月二日辭任）*
馬照祥先生*（於二零零四年十月十八日獲委任及於二零零五年四月一日辭任）*
余擎天先生*（於二零零五年二月一日獲委任及於二零零五年四月十九日辭任）*
李均雄先生*（於二零零五年二月一日獲委任及於二零零五年四月二十三日辭任）*



根據本公司之公司細則條文規定，除主席外，所有其他董事均須輪值告退並符合資格膺選連任。陳櫻之小姐、雲惟生先生、徐可剛先生、葛芷宜小姐、劉建漢先生、霍錦就先生、王曉青先生及曹漢璽先生均為董事會於上屆股東週年大會後委任之新董事，須按本公司之公司細則條文規定在即將舉行之股東週年大會上告退，惟彼等符合資格及願意膺選連任。

根據上市規則第3.13條之規定，本公司已收到各獨立非執行董事確認其於二零零五年三月三十一日止年度內之獨立性。截至本報告日期為止，本公司仍視各獨立非執行董事為獨立人士。

董事及五位最高薪酬僱員之酬金

本集團之董事及五位最高薪酬個別人士之酬金詳情分別載於財務報表附註8及9。

董事之服務合約

即將舉行之股東週年大會將膺選連任之董事，並無與本公司訂立任何於一年內本集團須以補償形式（法定補償除外）終止之服務合約。

董事之合約權益

本年度內任何時間或年結時，本公司、各同系附屬公司或控股公司概無簽訂任何涉及本集團之業務而本公司之董事直接或間接在其中擁有重大權益之重要合約。

董事及主要行政人員於股份、相關股份及債權證之權益及淡倉

於二零零五年三月三十一日，本公司董事及主要行政人員於本公司及其相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債權證中擁有之權益及淡倉，而須列入按證券及期貨條例第352條規定而存置之登記冊內，或須根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）之上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所之詳情如下：

	持有股份數目、身份及權益性質			佔已發行
	直接實益	透過受		普通股總數
董事姓名	擁有	控制法團	總計	之百分比
江益明先生 *(附註1)*	–	286,984,000	286,984,000	33.0%
陳櫻之小姐 *(附註2)*	32,703,421	117,491,777	150,195,198	17.3%

附註1： 江益明先生透過Concept Developments Limited而被視為擁有本公司286,984,000股普通股之實益權益，該公司之全部已發行股本由江益明先生實益擁有。

附註2： 陳櫻之小姐透過Primewell Investment Limited而被視為擁有本公司117,491,777股普通股之實益權益，該公司之全部已發行股本由陳櫻之小姐實益擁有。連同陳櫻之小姐個人擁有32,703,421股普通股之權益，陳櫻之小姐被視為擁有本公司共150,195,198股普通股。

上文所披露之所有權益均為於本公司股份之好倉。

除本文所披露者外，於二零零五年三月三十一日，本公司董事及主要行政人員概無於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份或債權證中擁有任何須列入按證券及期貨條例第352條規定而存置之登記冊內，或根據標準守則知會本公司之權益或淡倉。

根據上市規則第13.20條披露資料

一間實體所欠之應收貿易賬款

於二零零五年三月三十一日，本集團根據上市規則第13.20條須披露一間實體所欠之應收貿易賬款如下：

實體	應收貿易賬款
	千港元
Bradshaw International, Inc.（「BI」）	22,628

應收貿易賬款為無抵押，信貸期為60日或以信用證除賬。應收貿易賬款主要是於截至二零零五年三月三十一日止年度，在本集團之日常業務過程中與BI進行交易時產生。

購股權計劃

本公司於二零零二年八月八日所採納的購股權計劃（「計劃」）及其有關詳細資料如下：

計劃目的：

讓本公司向接受獲授予購股權建議之參與者授出購股權，作為對彼等為本集團所作出之貢獻之獎勵及／或回報。

參與者：

本集團任何成員公司之全職僱員及董事（包括執行、非執行及獨立非執行董事）。

計劃中可予發行的普通股總數及其於截至年報日期所佔已發行股本的百分比：

86,873,344股普通股（「股份」）（佔已發行股本的10%）。

計劃中每名參與者可獲授權益上限：

不可多於已發行及根據計劃可供發行之普通股總數之1%。

可根據購股權認購證券的限期：

所有購股權行使期不可超過自授出日期起計十年。

行使購股權前之最短持有期：

由董事根據獲授予人士的年資及其他有關因素而決定。

支付款項或償還貸款的限期：

不適用。

行使價的釐定基準：

行使價由董事會釐定，並須符合：

(1) 於授予日期在聯交所每日報價表所載之股份收市價；及

(2) 於緊接授予日期前五個營業日在聯交所每日報價表所載之股份平均收市價，

以較高者為準，惟行使價不得低於股份面值。

計劃尚餘的有效期：

計劃之有效期至二零一二年八月八日止。

截至二零零五年三月三十一日止，本公司未有按此計劃授出購股權，及在本年度開始及結束時亦無其他尚未行使的購股權。

除上文所披露者外，於本年度內本公司或其任何附屬公司概無參與任何安排，使本公司董事可藉購入本公司或任何其他法人團體之股份或債權證而得益，而於本年度內，亦概無董事或彼等之配偶或十八歲以下之子女擁有任何權利可認購本公司證券，或已行使任何有關權利。

主要股東

除上述披露有關董事及主要行政人員所持之權益外，根據證券及期貨條例第XV部第336條規定而存置之主要股東權益登記冊所顯示，於二零零五年三月三十一日，下列佔本公司已發行股本5%或以上權益之主要股東已知會本公司。

名稱	持有普通股數目	佔已發行普通股總數之百分比
Concept Developments Limited *(附註1)*	286,984,000	33.0%
Transpac Nominees Pte Ltd.	213,279,577	24.6%
Primewell Investment Limited *(附註1)*	117,491,777	13.5%
Silvermark International Limited *(附註2)*	55,657,926	6.4%

附註1： 在此披露之權益為上文「董事及主要行政人員於股份、相關股份及債權證之權益及淡倉」一段內容附註所披露有關江益明先生（透過Concept Developments Limited持有）及陳櫻之小姐（透過Primewell Investment Limited持有）之公司權益之相同權益。

附註2： 周惠蓮小姐透過Silvermark International Limited而被視為擁有本公司55,657,926股股份之實益權益，該公司之全部已發行股本由周惠蓮小姐實益擁有。

上文所披露之所有權益均為於本公司股份之好倉。

除上文所披露者外，於二零零五年三月三十一日，本公司根據證券及期貨條例第336條規定而存置之登記冊內，並無其他人士在本公司之股份中擁有其他權益或淡倉的記錄。

管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理及行政工作簽訂或存有任何合約。

主要客戶及供應商

本集團之主要供應商及客戶佔本集團是年度之採購額及銷售額百分比如下：

採購額

– 最大供應商	16.1%
– 五位最大供應商合計	28.2%

銷售額

– 最大客戶	42.5%
– 五位最大客戶合計	57%

董事、彼等之聯繫人士或任何股東（指據董事所知擁有本公司超過5%以上股本權益之股東）並無於上述之主要供應商或客戶中擁有任何權益。

購買、出售或贖回本公司之上市證券

於本年度內，本公司或其任何附屬公司概無購買、出售或贖回本公司之任何上市證券。

退休計劃

本集團之退休計劃之詳情載於財務報表附註28。

進行證券交易的標準守則

本公司已採納一套比上市規則附錄十所載之標準守則所訂標準更高的董事進行證券交易的守則。在向所有董事作出特定查詢後，全體董事均已確認，彼等於截至二零零五年三月三十一日止年度整年內一直遵守標準守則所訂的標準。

遵守上市規則之最佳應用守則

根據本公司董事所知，除本公司之獨立非執行董事並無固定任期外，本公司於截至二零零五年三月三十一日止年度內已遵守上市規則附錄十四所載之最佳應用守則。

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。

審核委員會就本集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司外部與內部審核工作，以及內部監控與風險評估等方面的效能。委員會已與本公司之外部核數師審閱本集團截至二零零五年三月三十一日止年度之全年業績。委員會成員包括兩位獨立非執行董事霍錦就先生及王曉青先生及一位非執行董事劉建漢先生。

足夠公眾持股量

根據本公司獲得之公開資料及據董事所知，本公司於本年度內維持足夠的公眾持股量。

核數師

截至二零零二年三月三十一日止年度之財務報表由安達信公司審核。截至二零零三年三月三十一日止年度之財務報表由羅兵咸永道會計師事務所審核。截至二零零四年三月三十一日止年度之財務報表由摩斯倫•馬賽會計師事務所審核。

本年度之財務報表由英國特許會計師、香港執業會計師摩斯倫•馬賽會計師事務所審核。重新委任摩斯倫•馬賽會計師事務所為來年核數師之決議案將在即將舉行的股東週年大會上提呈。

承董事會命

江益明

主席

香港，二零零五年七月二十二日

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
列位股東

本核數師(以下簡稱「我們」)已完成審核載於第33頁至第61頁按照香港普遍採納之會計原則編制的財務報表。

董事及核數師各自的責任

貴公司之董事須負責編制真實而公平的財務報表。在編制該等財務報表時,董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果,對該等財務報表表達獨立的意見,並按照百慕達1981年公司法案之第90節(經修訂)的規定向股東作出報告。除此之外,我們的報告書不可用作其他用途。我們不會就本報告書的內容,向任何其他人士負上或承擔任何責任。

意見的基礎

我們已按照香港會計師公會所頒佈的核數準則進行審核工作,惟我們的工作範圍因下文所解釋的因素而受到限制。

審核範圍包括以抽查方式查核與財務報表內所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷,所採用的會計政策是否適合 貴公司及 貴集團的具體情況,及是否貫徹運用和足夠地披露該等會計政策。

我們在策劃審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充分的憑證,就該等財務報表是否存有重大錯誤陳述,作出合理的確定。然而,我們獲得的憑證有限,詳情如下:

(1) 財務報表附註14所述,截至二零零五年三月三十一日止年度已確認減值虧損91,733,000港元。鑑於 貴集團於年內錄得經營虧損,故管理層已審閱其物業、廠房及設備之賬面值,以評估其可收回金額。經審閱賬面值323,466,000港元之物業、廠房及設備之使用價值後,管理層已確認減值虧損75,993,000港元。然而,我們無法從管理層取得足夠資料支持其有關該等物業、廠房及設備之使用價值之評估。因此,我們無法取得足夠資料或進行其他程序以達到董事就有關該等物業、廠房及設備之使用價值之評估乃屬於適當之結論。因此,我們無法使我們自己信納於結算日,247,473,000港元之物業、廠房及設備是否已公平列值。

(2) 於二零零五年三月三十一日， 貴集團之應收貿易賬款及票據包括應收 貴集團於中華人民共和國之當地銷售部門(「中國債務人」)之應收貿易賬款1,700,000港元，有關數額乃根據下文所述其後收取現金而作41,500,000港元之呆賬撥備後所得。在我們進行審核期間，我們曾向部份中國債務人尋求獨立確認，而所回覆之確認顯示與 貴集團之會計記錄所記錄之數額出現差異。於本報告日期， 貴集團之管理層仍在處理有關差異之對賬。現管理層認為進度緩慢是因為 貴集團的管理層成員及負責中國業務之職員於本年度內及於結算日後人事變動頻繁，導致難以尋找有關交易之相關記錄。管理層亦告知，其已竭盡所能解決有關事宜，並認為在此期間，將於最後實際可行日期仍未償還之結餘全數撥備乃審慎之舉。由於以上所述，我們無法就有關確認所顯示之差異性質取得足夠憑證或解釋，因此，我們無法就截至二零零五年三月三十一日止年度之中國當地銷售額約44,000,000港元及中國債務人於該日之結餘是否已公平列值一事達到結論。我們亦無法使我們自己信納就呆賬所作之撥備是否合適。

我們無法採用其他滿意之審核程序，使我們信納上文第(1)段及第(2)段所載述之事宜。對上述數字作出任何調整均可能對按 貴公司之資產負債表所記錄之 貴公司於附屬公司之權益、 貴集團於本年度內之虧損以及 貴集團於二零零五年三月三十一日之資產淨值構成嚴重影響。

在作出意見時，我們亦已評估該等財務報表所載資料在整體上是否足夠。我們相信我們的審核工作已為我們的意見建立了合理的基礎。

有關持續經營基準之基本不明朗因素

我們在構思意見時，曾考慮財務報表附註2所作出之披露是否足夠，附註2解釋董事現正採取及將會採取以產生足夠流動資金為其營運資金之措施，以及按持續經營基準編製財務報表乃屬適當。

誠如財務報表附註2所詳述， 貴集團有賴其債權人及銀行之繼續支持。 貴集團若干債權人已採取法律行動，以收回逾期貨款，有關結餘合共約34,000,000港元。若干債權人亦已向中國法院申請將 貴集團之若干機器以及銀行存款凍結。

倘若財務報表附註2所詳述之措施能取得成功結果，董事相信於可見將來， 貴集團將能夠提供其經營所需之資金，並全數履行到期財務責任。財務報表乃按持續經營基準編製，其有效程度須視乎上述措施之成效而定。財務報表並無包括倘若推行該等措施未能取得成功結果時可能需要作出之任何調整。我們認為，財務報表已作出適當披露。然而，倘若日後成效不佳，則可能對 貴集團之財政狀況構成可能出現之重大不利影響，而此情況則可能影響編製財務報表之持續經營基準。

核數師報告

保留意見：未能對財務報表發表意見

鑑於：

- 如「意見的基礎」一節所述，我們獲得有關上述事宜之憑證有限；及

- 有關持續經營基準所帶來之基本不明朗因素，

均可能導致重大影響，故吾等未能就財務報表是否真實及公平地反映　貴公司及　貴集團於二零零五年三月三十一日之狀況及　貴集團截至該日止年度之虧損及現金流量而發表意見。在所有其他方面，我們認為該等財務報表已按照香港《公司條例》之披露規定而妥為編制。

摩斯倫 • 馬賽會計師事務所
英國特許會計師
香港執業會計師

香港
二零零五年七月二十二日

截至二零零五年三月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	4	445,830	470,812
銷售成本		(372,307)	(353,843)
毛利		73,523	116,969
其他收入	4	2,112	2,305
銷售及分銷成本		(34,962)	(41,799)
行政及其他營運支出		(117,948)	(69,082)
經營(虧損)溢利		(77,275)	8,393
物業、廠房及設備之減值虧損		(91,733)	–
財務費用	6	(6,945)	(6,971)
應佔聯營公司虧損		–	(233)
除税前日常業務之(虧損)溢利	7	(175,953)	1,189
税項	10	–	116
股東應佔(虧損)溢利	11	(175,953)	1,305
每股基本(虧損)盈利	12	(20.25)港仙	0.15港仙

截至二零零五年三月三十一日止年度

	二零零五年 千港元	二零零四年 千港元
年初總權益	**273,383**	272,078
本年度(虧損)溢利	**(175,953)**	1,305
年終總權益	**97,430**	273,383

於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產及負債			
非流動資產			
投資物業	13	**3,080**	1,600
物業、廠房及設備	14	**283,544**	384,570
於聯營公司之權益	16	**—**	1,344
遞延税項資產	22	**285**	285
		286,909	387,799
流動資產			
存貨	17	**57,015**	82,527
應收貿易賬款及票據	18	**40,769**	92,965
預付款項、按金及其他應收賬款		**7,923**	8,701
已抵押存款	29	**984**	7,525
有限制銀行結餘	30	**2,644**	—
銀行結餘及現金		**9,246**	21,517
		118,581	213,235
流動負債			
應付貿易賬款	19	**85,596**	84,861
其他應付賬款及應計費用		**49,495**	35,656
無抵押銀行透支		**804**	—
短期有抵押銀行貸款	20	**73,846**	91,531
長期銀行貸款之即期部份	20	**19,855**	15,000
應付融資租約之即期部份	21	**5,931**	6,478
應付税項		**7,007**	9,707
		242,534	243,233
淨流動負債		**(123,953)**	(29,998)
總資產減流動負債		**162,956**	357,801
非流動負債			
長期銀行貸款	20	**62,500**	77,500
應付之融資租約	21	**3,026**	6,918
		65,526	84,418
資產淨值		**97,430**	273,383
資本及儲備			
已發行股本	23	**86,873**	86,873
儲備	25	**10,557**	186,510
		97,430	273,383

經由董事會於二零零五年七月二十二日批准及授權發佈。

江益明
主席

陳櫻之
董事

於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產及負債			
非流動資產			
於附屬公司之權益	15	261,551	403,940
流動資產			
預付款項、按金及其他應收賬款		1,922	984
應收附屬公司	15	9,621	17,225
銀行結餘及現金		18	123
		11,561	18,332
流動負債			
其他應付賬款及應計費用		3,538	1,442
應付附屬公司	15	2,266	10,298
應付融資租約之即期部份	21	2,270	3,686
		8,074	15,426
淨流動資產		3,487	2,906
總資產減流動負債		265,038	406,846
非流動負債			
應付附屬公司	15	151,900	150,984
應付之融資租約	21	–	812
		151,900	151,796
資產淨值		113,138	255,050
資本及儲備			
已發行股本	23	86,873	86,873
儲備	25	26,265	168,177
		113,138	255,050

經由董事會於二零零五年七月二十二日批准及授權發佈。

江益明
主席

陳櫻之
董事

	附註	二零零五年 千港元	二零零四年 千港元
經營業務			
經營所產生之現金	26	48,364	61,995
已付利息		(4,651)	(5,335)
已付香港利得稅		–	(30)
儲稅券		(2,700)	(3,000)
已付中國企業所得稅		–	(297)
經營業務所得之現金淨額		41,013	53,333
投資業務			
減少已抵押存款		6,541	33,398
購置機器及設備		(21,928)	(45,614)
出售機器及設備所得款項		163	255
購入附屬公司		–	(1,320)
已收利息		599	760
投資業務所用之現金淨額		(14,625)	(12,521)
融資活動			
新借短期銀行貸款		8,846	65,000
償還短期銀行貸款		(26,531)	(40,464)
新借長期銀行貸款		–	100,000
償還長期銀行貸款		(10,145)	(73,141)
於融資租約下之售後租回的機器及設備所得款項		–	11,745
融資租約之還款		(8,021)	(9,787)
融資租約之利息		(968)	(1,636)
償還長期應付賬款		–	(2,836)
贖回可換股債券		–	(87,127)
融資活動所用之現金淨額		(36,819)	(38,246)
現金及現金等值之(減少)增加淨額		(10,431)	2,566
年初現金及現金等值		21,517	18,951
增加有限制銀行結餘	30	(2,644)	–
年終現金及現金等值		8,442	21,517
即：			
銀行結餘及現金		9,246	21,517
銀行透支		(804)	–
		8,442	21,517

1. 簡介

通達工業(集團)有限公司(「本公司」)為於百慕達註冊成立之受豁免有限公司及其股份在香港聯合交易所有限公司(「聯交所」)上市。

2. 編製基準

本財務報表乃遵照持續經營基準適用之原則而編製。該等原則是否適用須視乎在流動負債多於流動資產之情況下，能否持續存在足夠資金以供運用而定。

於編製截至二零零五年三月三十一日止年度之財務報表時，董事乃採納持續經營基準，原因如下：

(a) 本集團將尋求額外及充足之資金，以滿足償還到期負債之需要。

(b) 本集團已採納措施改善其流動資金，其中包括取得其債權人及銀行之繼續支持。本集團若干債權人已採取法律行動，以收回逾期貨款，有關結餘合共約34,000,000港元。若干債權人亦已向中國法院申請將本集團之若干機器以及銀行結餘凍結。所申索之數額、逾期利息及相關法律費用已於賬目中撥備。管理層將分別與各債權人商討以達到雙方均接受之還款協議，並磋商解除本集團資產之法院止贖令。

(c) 短期銀行貸款包括兩項分別為50,000,000港元及15,000,000港元之有抵押銀行貸款，該兩項貸款原分別於二零零四年十一月及十月到期償還。於結算日後，本集團已將貸款融資續期而將還款日期延遲至二零零六年六月。

(d) 長期銀行貸款包括須分期償還之銀行貸款。於二零零五年三月到期之分期還款4,855,000港元已於結算日後全數償還。管理層將與銀行磋商，將餘額之還款時間表延遲。

(e) 管理層將與銀行磋商新增信貸融資。

(f) 於結算日後，本集團取得新借短期貸款15,000,000港元，有關貸款乃以本集團位於香港之租約土地及樓宇作為抵押。

(g) 為改善本集團之現金流量，管理層將實施獎勵計劃，獎勵成功從當地銷售客戶收回債項。此外，過多之存貨將以折扣價格出售，而閑置資產則將會出售。管理層亦將與供應商磋商延長信貸期。另一方面，給予客戶之信貸期將會收緊。

(h) 管理層將專注於邊際利潤較高及信貸表現良好之客戶，從而提高銷售額。

(i) 本集團將實施節省成本及加強內部監控之措施(尤其是在購貨及生產周期方面)。

3. 主要會計政策

本財務報告乃根據香港會計師公會(「香港會計師公會」)頒佈之會計實務準則(「會計實務準則」)及詮釋、香港普遍採納之會計原則及香港《公司條例》之披露規定編製。以下概述本集團採納之主要會計政策。

近期頒佈之會計準則

香港會計師公會已頒佈若干新及經修訂之香港財務匯報準則及香港會計準則(「新準則」),於二零零五年一月一日或之後開始之會計期間生效。

本集團並無提前於截至二零零五年三月三十一日止年度之財務報表中採納該等新準則。本集團現正評估該等新準則之影響,惟未能確定該等新準則對其經營業績及財政狀況會否構成重大影響。

計算基準

編製本財務報表採用之計算基準為歷史成本法,並根據下述會計政策所闡釋之投資物業重估而作出修訂。

合併基準

綜合財務報表包括本公司及其附屬公司截至每年結算日止之財務報表。

於進行收購時,有關附屬公司之資產與負債乃以其於收購日期之公平值計算。少數股東權益乃以少數股東按比例應佔所確認資產與負債之公平值列值。

本年度收購或出售之附屬公司之業績,按收購生效日期起或截至出售生效日期為止(如適用)列入綜合損益表內。

本集團公司間之所有交易及結餘已於綜合賬目時沖銷。

附屬公司

附屬公司乃本公司直接或間接控制一半以上之投票權或已發行股本或控制其董事會或等同決策組織成員組合之企業。於附屬公司之投資按成本扣除減值虧損後列值。有關投資之賬面值將按個別方式削減至可收回金額。

3. 主要會計政策(續)

聯營公司

聯營公司乃指本集團可對其管理行使重大影響力之公司，惟並非附屬公司或合營企業。綜合損益表包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨額。

物業、廠房及設備

物業、廠房及設備按成本值減累積折舊及累積減值虧損列賬。

物業、廠房及設備之成本包括其購買價及令資產達致其現時營運狀況及運送至某地點作擬定用途之任何直接費用。將資產恢復至其一般營運狀況產生之主要成本從損益表中扣除。改善作資本化並按預期可用年期折舊。

在建工程乃根據成本減累積減值虧損列賬。成本包括有關項目應佔之所有建築成本及其他直接成本(包括利息成本)。已完成之建築工程乃轉撥至適當資產類別。在建工程在完成及投入實際使用前不作出折舊撥備。

由棄用及出售物業、廠房及設備而產生之收益或虧損乃按出售所得款項淨額與資產賬面值之差額而釐訂，並於損益表確認為收入或開支。

折舊乃自物業、廠房及設備(在建工程除外)完全運作日期起，就彼等之估計可用年期抵銷成本減累積減值虧損，計入彼等之估計剩餘價值後，以直線法按下列每年折舊率計算折舊：

租約土地	按租約期計算
樓宇	2%或按租約期(以較短者為準)計算
租約物業裝修	14.3%－20%
廠房設備及機器	20%
傢俬、固定裝置、辦公室及電腦設備	20%
汽車	20%－25%
模具	20%

以融資租賃持有之資產按資產之估計可用年期或租約期(以較短者為準)計算折舊，基準與自置資產相同。

3. 主要會計政策(續)

投資物業

投資物業乃於完成建築及發展工程之土地及樓宇之權益，並因其投資潛力而持有，任何租金收入按公平原則磋商。

租約未屆滿年期超過二十年以上之投資物業均不作折舊，並根據專業估值基準以其公開市值列入。投資物業之價值變動乃計入投資物業重估儲備內。就整項投資組合而言，倘此項儲備之總數不足以抵銷價值變動之虧絀，有關差額則在損益表內扣除。

出售投資物業時，因以往估值而產生之投資物業重估儲備之相應部份將變現並轉撥入損益表。

存貨

存貨乃按成本與可變現淨值之較低者計算。成本包括所有採購成本，直接人工及所有生產經常開支之應佔部份令存貨置於現存地點及達致現時狀況，並以加權平均成本法計算。可變現淨值乃在日常業務中之估計銷售價扣除估計完成生產所需之成本及估計銷售費用。

收入確認

收入乃於收益及成本(視情況而定)可以可靠方式衡量且經濟利益極有可能歸於本集團時按下列基準予以確認。

銷售貨品之收入在擁有權之風險及回報轉移時(一般與貨品付運予客戶及所有權轉移時間相同)確認入賬。

利息收入按時間比例基準，並計入未償還本金額及適用利率入賬。

租金收入乃物業出租期間根據直線法按租賃期計算予以確認。

租約

凡租約條款將擁有權之絕大部份風險及回報轉移至承租人之租約均列為融資租約。所有其他租約則列為經營租約。

按融資租約持有之資產乃以租賃資產之公平值或最低租約付款現值(以較低者為準)確認為資產。對出租人之相應負債在資產負債表內列為融資租約承擔。融資費用為租約承擔總額與購入資產之公平值兩者之差額，乃於有關租約年期在損益表內扣除，以就有關承擔餘額計算每段會計期間之固定週期支出率。

根據經營租約應支付之租金按租約年期以直線法分別確認為開支。

3. 主要會計政策(續)

減值虧損

於每個結算日，本集團會審核內部及外間資料來源，以確定其有形資產之賬面值是否出現減值虧損或以往確認之減值虧損是否已不存在或經已減少。倘出現任何該等跡象，將按有關資產之出售價格淨額或實用價值(以較高者為準)估計其可收回金額，以決定減值虧損之程度。若未能估計個別資產之可收回金額，本集團將評估獨立賺取現金收益之最小資產組合(即賺取現金收益單位)之可收回金額。

若估計一項資產或一個賺取現金收益單位之可收回金額乃低於其賬面值，則有關賬面值將予削減至可收回金額。減值虧損將即時確認為開支。

回撥減值虧損只限於該資產或賺取現金收益單位如前年度未確認任何減值虧而計算之賬面值。回撥減值虧損將即時確認為收入。

稅項

即期所得稅支出乃根據本年度業績，並採用截至結算日止所實施或具體實施之稅率及就毋須課稅或不可扣稅之項目作出調整後計算。

遞延稅項採用負債法就資產及負債之稅務基準與其列於財務報表之賬面值之一切暫時性差異作出撥備。遞延稅項負債或資產根據截至結算日止所實施或具體實施之稅率及稅務法例，並按預計適用於有關資產變現或負債償還之期間之稅率計算。若日後之應課稅溢利將可能與有關可扣減暫時性差異、稅務虧損及抵免對銷，則確認遞延稅項資產。

外幣換算

外幣交易乃按交易日之概約滙率換算。於結算日以外幣為結算單位之貨幣資產及負債則按該日之概約滙率再換算。滙兌差額撥入損益表。

於編製綜合財務報告時，海外附屬公司以港元以外貨幣結算之資產負債表按結算日之概約滙率換算，而損益表按本年度之平均滙率換算。綜合產生之一切滙兌差額撥入滙兌儲備內處理。

現金等值項目

列於綜合現金流量表之現金等值項目為高度流通之短期投資(其可隨時轉換為可知之現金款額，且價值變動風險不大)扣除銀行透支。

3. 主要會計政策(續)

有關連人士

若一方能直接或間接控制另一方,或能對另一方作出之財務及營運政策行使重大之影響力,則雙方會被視為有關連。若雙方受到共同控制或共同之重大影響力所規限,則亦會被視為有關連。

界定供款計劃供款

本集團根據本地法律及規例為香港員工制定界定供款計劃。此計劃覆蓋所有合資格員工。本集團對界定供款計劃之供款在發生時作費用支銷。

為遵守中國之法律及規例,本集團為當地員工制定的界定供款退休計劃之供款會交與中國政府已授權之有關機構,供款需按中國規定以適用工資成本的一定百分比計算。該等供款在發生時作為費用支銷。

4. 營業額及收入

本公司為投資控股公司。其附屬公司主要從事製造及銷售家居用品。

按種類確認之營業額及收入分析如下:

	本集團	
	二零零五年 千港元	二零零四年 千港元
營業額		
銷售貨品	**445,830**	470,812
其他收入		
利息收入	**599**	760
租金收入	**359**	439
其他	**1,154**	1,106
	2,112	2,305
營業額及收入	**447,942**	473,117

5. 分部資料

按本集團之內部財務報告，由於本集團的營業額及業績超過90%是來自製造及銷售家居用品，故此，本集團決定報告形式以地區劃分，而毋須按業務提供分部資料。

於本年度內，按本集團的客戶地區分佈之營業額及業績分析如下：

	本集團			
	營業額		分部業績	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
美國	287,095	242,825	3,974	30,911
加拿大	24,120	35,061	(225)	3,508
香港	43,710	55,137	5,142	13,347
中國	46,311	81,170	(49,703)	(8,373)
歐洲	28,406	33,326	3,199	3,764
其他	16,188	23,293	1,868	3,170
	445,830	470,812	(35,745)	46,327
未予分配之企業費用			(41,530)	(37,934)
經營(虧損)溢利			(77,275)	8,393
物業、廠房及設備之減值虧損			(91,733)	—
財務費用			(6,945)	(6,971)
應佔聯營公司虧損			—	(233)
稅項			—	116
股東應佔(虧損)溢利			(175,953)	1,305

本集團超過80%(二零零四年：90%)資產設置在中國，故毋須按地區提供分部資產、負債及資本開支的資料分析。

6. 財務費用

	本集團	
	二零零五年	二零零四年
	千港元	千港元
下列各項之利息：		
須於五年內全數償還之銀行貸款	4,651	3,958
可換股債券	—	1,377
融資租約	1,094	1,636
逾期應付貿易賬款	1,200	—
	6,945	6,971

7. 除稅前日常業務之(虧損)溢利

	本集團	
	二零零五年	二零零四年
	千港元	千港元
已扣除(計入)下列各項：		
核數師酬金	795	590
物業、廠房及設備之折舊	34,487	35,049
出售物業、廠房及設備之虧損	153	765
土地及樓宇之經營租約租金	5,044	6,526
呆壞賬撥備	35,316	258
呆壞存貨撥備	8,907	2,024
於聯營公司之權益之減值準備(回撥)	1,049	(464)
員工成本(不包括董事酬金)：		
工資及薪酬	59,547	67,297
解僱補償	1,212	919
退休計劃供款	1,533	1,170
	62,292	69,386

8. 董事酬金

根據香港公司條例第161條之規定而披露之董事酬金詳情如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
袍金：		
非執行董事	214	140
獨立非執行董事	618	577
	832	717
其他酬金：		
執行董事：		
薪金及其他利益	2,578	3,250
失去職位之補償	600	—
退休計劃供款	25	24
	3,203	3,274
非執行董事：		
薪金及其他利益	97	—
退休計劃供款	5	—
	102	—
	4,137	3,991

董事酬金於下列範圍之內：

	本集團 董事數目	
	二零零五年	二零零四年
零－1,000,000港元	19	5
1,000,001港元－1,500,000港元	1	1
1,500,001港元－2,000,000港元	1	1
	21	7

本年內，並無訂立董事免收或同意免收任何酬金之安排。

9. 五名最高薪人士之酬金

本年度內，本集團五名最高薪人士包括兩名(二零零四年：兩名)本公司董事，其酬金詳情已載於上文附註8。餘下三名(二零零四年：三名)最高薪人士之酬金詳情如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
薪金及其他利益	**2,101**	3,583
失去職位之補償	**95**	—
退休計劃供款	**31**	32
	2,227	3,615

他們的酬金於下列範圍之內：

	本集團	
	僱員人數	
	二零零五年	二零零四年
零－1,000,000港元	**3**	2
1,500,001港元－2,000,000港元	**—**	1
	3	3

除上文所披露者外，本集團於年內並無支付任何酬金予董事或任何五名最高薪人士作為吸引其加入本集團之獎勵或於加入本集團時支付有關酬金或作為失去職位之補償。

10. 稅項

本年度由於本集團就稅務而言出現虧損，故並無就香港利得稅作出撥備。

往年，香港稅務局就有關本集團內的公司相互徵費及溢利分配之安排，發出的香港利得稅評稅或補加評稅通知書。本集團已就該等評稅通知書提出反對。視乎最終評稅結果而定，本集團可能須繳交額外稅項。就此而言，管理層認為本集團已為可能引起的額外稅項負債，作出足夠撥備。

由於中國附屬公司就稅務而言出現虧損，故並無就中國企業所得稅作出撥備。

	本集團	
實際稅率之對賬	二零零五年	二零零四年
	%	%
適用稅率	15	18
不可扣稅之支出	(1)	114
使用先前未確認之稅項虧損	(1)	(56)
未確認暫時性差異	(11)	(104)
未確認稅項虧損	(5)	–
其他	3	18
年度實際稅率	–	(10)

適用稅率為本集團經營業務地區之平均現行稅率。

11. 股東應佔（虧損）溢利

本集團於本年度虧損為175,953,000港元（二零零四年：溢利1,305,000港元）。而已在本公司之財務報表中處理之虧損為141,912,000港元（二零零四年：溢利18,030,000港元）。

12. 每股（虧損）盈利

每股基本（虧損）盈利乃根據本年度之虧損淨額175,953,000港元（二零零四年：溢利1,305,000港元）及本年度已發行股份之加權平均數868,733,440股（二零零四年：868,733,440股）計算。

於本年度內，由於並無潛在已發行普通股，故並無顯示二零零五年之每股攤薄虧損。因本公司尚餘之可換股債券的兌換成本價高於本公司股份之平均市場價，故毋需提供於二零零四年度之每股攤薄盈利。

13. 投資物業

	本集團 二零零五年 千港元	二零零四年 千港元
估值		
於年初	1,600	1,600
重估盈餘	1,480	–
於結算日	3,080	1,600

投資物業乃位於香港，並以中期租約持有。投資物業於二零零五年三月三十一日由獨立合資格估值師威格斯資產評估顧問有限公司依公開市值基準而估值。重估盈餘1,480,000港元已計入綜合損益表，因其撥回先前之重估虧絀。

14. 物業、廠房及設備

	租約土地及樓宇 千港元	租約物業裝修 千港元	廠房設備及機器 千港元	傢俬、固定裝置、辦公室及電腦設備 千港元	汽車 千港元	模具 千港元	在建工程 千港元	總計 千港元
本集團								
成本								
於年初	330,172	23,940	113,715	33,143	11,796	171,264	12,685	696,715
增加	–	–	4,853	462	5	17,456	2,734	25,510
出售	–	–	(1,283)	(49)	(700)	(260)	–	(2,292)
重新分類	–	239	3,110	42	–	–	(3,391)	–
於結算日	**330,172**	**24,179**	**120,395**	**33,598**	**11,101**	**188,460**	**12,028**	**719,933**
累計折舊								
於年初	41,918	19,048	89,614	28,512	10,650	122,403	–	312,145
本年折舊	6,846	1,829	8,040	1,879	345	15,548	–	34,487
出售	–	–	(1,087)	(45)	(700)	(144)	–	(1,976)
減值虧損	71,312	–	5,915	–	–	14,506	–	91,733
於結算日	**120,076**	**20,877**	**102,482**	**30,346**	**10,295**	**152,313**	**–**	**436,389**
賬面淨值								
於結算日	**210,096**	**3,302**	**17,913**	**3,252**	**806**	**36,147**	**12,028**	**283,544**
於年初	288,254	4,892	24,101	4,631	1,146	48,861	12,685	384,570

14. 物業、廠房及設備(續)

本集團的租約土地及樓宇乃按中期租約持有，其賬面淨值分析如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
香港	22,516	24,440
中國	187,580	263,814
	210,096	288,254

本集團之在建工程均位於中國並按中期租約持有。

本集團之物業、廠房及設備賬面淨值已包括按融資租賃安排持有之資產7,726,000港元(二零零四年：18,039,000港元)。

於結算日，本集團持有賬面淨值約14,353,000港元之若干廠房設備及機器因中國若干債權人及僱員採取法律行動而被中國法院凍結。

鑑於本集團於年內錄得經營虧損，故管理層已審閱其物業、廠房及設備之賬面值，以評估其可收回金額。根據此次評估，本集團位於中國之物業、廠房及設備已確認減值虧損91,733,000港元如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
參考資產公開市值之獨立專業估值	15,740	–
根據管理層估計之使用價值	75,993	–
	91,733	–

15. 於附屬公司之權益及應收(付)附屬公司

	本公司 二零零五年 千港元	本公司 二零零四年 千港元
非流動性		
於附屬公司之權益		
非上市股份，成本值	**158,598**	158,598
減：減值撥備	**(157,877)**	(157,877)
	721	721
應收附屬公司	**520,784**	521,250
呆賬撥備	**(259,954)**	(118,031)
	260,830	403,219
	261,551	403,940
應付附屬公司	**(151,900)**	(150,984)
流動性		
應收附屬公司	**9,621**	17,225
應付附屬公司	**(2,266)**	(10,298)

於結算日，本公司的主要附屬公司資料如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊資本面值	本公司應佔股本百分比 直接持有	本公司應佔股本百分比 間接持有	主要業務
Magician Investments (BVI) Limited	英屬處女群島	6美元普通股	100%	–	投資控股
Treasure Trend Development Limited	英屬處女群島	1美元普通股	100%	–	投資控股
大潤發展有限公司	香港	3港元普通股	–	100%	採購紙張、塑膠及五金物料及產品

15. 於附屬公司之權益或應收(付)附屬公司(續)

附屬公司名稱	成立/註冊地點	已發行普通股/註冊資本面值	本公司應佔股本百分比 直接持有	本公司應佔股本百分比 間接持有	主要業務
Magicgrand Development Limited	英屬處女群島	1美元普通股	—	100%	塑膠及五金產品之製造及貿易
江氏通達有限公司	香港	5港元普通股	—	100%	塑膠及五金產品之推銷及貿易
金達塑膠五金製品(深圳)有限公司	中國	180,000,000港元註冊資本	—	100%	塑膠及五金產品之製造及貿易
驕銘有限公司	香港	3港元普通股	—	100%	塑膠及五金產品之推銷及貿易
勵高(中國)有限公司	香港	2港元普通股	—	100%	塑膠及五金產品之推銷及貿易
金達實業有限公司	香港	251,000港元普通股	—	100%	塑膠及五金產品之推銷及貿易
Hopeward Holdings Limited	英屬處女群島	1美元普通股	—	100%	物業持有
Falton Investment Limited	香港	2港元普通股	—	100%	物業持有

除Magicgrand Development Limited及金達塑膠五金製品(深圳)有限公司主要於中國經營外,上述其他所有附屬公司均主要在香港經營。

董事認為上表列示了主要影響本年度業績或組成本集團大部份資產淨值之本公司的附屬公司。董事認為提供其他附屬公司之詳情可能會造成冗長。

除應收或應付附屬公司乃由一般營運資金交易所產生,並分類為流動資產及流動負債外,其他與附屬公司之結餘均無抵押、免息及沒有固定還款期。

16. 於聯營公司之權益

	本集團	
	二零零五年	二零零四年
	千港元	千港元
所佔資產淨值	873	873
減值虧損	(873)	–
	–	873
應收聯營公司	–	471
	–	1,344

於結算日，本集團的聯營公司資料如下：

聯營公司名稱	註冊成立及經營地點	本集團應佔股本權益百分比	主要業務
達培實業有限公司	香港	40%	五金產品製造及貿易
Magician Dreamwares Limited	香港	50%	家居用品貿易

17. 存貨

	本集團	
	二零零五年	二零零四年
	千港元	千港元
原料	14,205	23,621
在製品	24,511	21,283
製成品	18,299	37,623
	57,015	82,527

上述存貨已包括可變現值為14,154,000港元(二零零四年：5,240,000港元)之存貨，但不包括賬面值已全數撥備之存貨。

18. 應收貿易賬款及票據

本集團一般給予貿易客戶30至60日之信貸期。本集團應收貿易賬款及票據(已扣除呆壞賬撥備)之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
少於一個月	25,282	39,565
一個月到兩個月	2,071	23,096
兩個月到三個月	8,517	9,546
三個月到六個月	4,899	15,787
六個月到一年	—	4,971
	40,769	92,965

19. 應付貿易賬款

應付貿易賬款賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
少於三個月	34,482	50,212
三個月至六個月	16,854	22,084
六個月至一年	29,285	12,005
超過一年	4,975	560
	85,596	84,861

20. 銀行貸款

(a) 短期銀行貸款

短期銀行貸款包括銀行貸款65,000,000港元，於年結日前已到期償還。如財務報表附註2所詳述，本集團已於結算日後取得貸款續期而將還款日期延遲至二零零六年六月。

(b) 長期銀行貸款

	本集團	
	二零零五年 千港元	二零零四年 千港元
有抵押	**82,355**	—
無抵押	—	92,500
	82,355	92,500

上述銀行貸款償還時間如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
一年內	**19,855**	15,000
一年到兩年	**62,500**	15,000
兩年到五年	—	62,500
	82,355	92,500
分類為流動負債之部份	**(19,855)**	(15,000)
長期部份	**62,500**	77,500

21. 應付之融資租約

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
最低融資款項				
一年內	6,665	7,558	2,325	3,869
兩年到五年(包括首尾兩年)	3,200	7,609	—	831
	9,865	15,167	2,325	4,700
日後財務費用	(908)	(1,771)	(55)	(202)
租約應付金額現值	8,957	13,396	2,270	4,498

最低融資款項現值

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
一年內	5,931	6,478	2,270	3,686
兩年到五年(包括首尾兩年)	3,026	6,918	—	812
	8,957	13,396	2,270	4,498

融資租約年期由二至四年不等。所有租約協議以定期還款為基準及並無為或然租金付款作出安排。

22. 遞延税項

已確認遞延税項資產

於結算日，本集團已確認因加速折舊減免而引起之遞延税項資產為285,000港元(二零零四年：285,000港元)。

未確認遞延税項資產

	二零零五年 港元	二零零四年 港元
可扣減暫時性差異	21,868,000	—
税務虧損	10,180,000	5,076,000
於結算日	32,048,000	5,076,000

根據現行税務法例，於香港產生之税務虧損22,586,000港元(二零零四年：29,011,000港元)並無期限。於中國產生之税務虧損41,543,000港元(二零零四年：無)及可扣減暫時性差異145,786,000港元(二零零四年：無)可用以抵銷有關附屬公司未來最多5年之應課税溢利。

23. 已發行股本

	二零零五年 千港元	二零零四年 千港元
法定：		
4,000,000,000股(二零零四年：4,000,000,000股) 每股面值0.10港元之普通股	**400,000**	400,000
已發行及繳足：		
868,733,440股(二零零四年：868,733,440股) 每股面值0.10港元之普通股	**86,873**	86,873

24. 購股權計劃

於二零零二年八月八日，購股權計劃獲本公司之股東批准，可由本公司之董事選擇性授予本公司或其附屬公司全職僱員或董事以認購本公司所發行之普通股，最高不超過佔本公司於任何時間之已發行股本面值的10%，而每批購股權需支付象徵式代價1港元。每份購股權只可認購一股本公司之普通股，而其認購價由董事會釐定，並為：

(1) 本公司股份於建議日期在聯交所每日報價表所載之收市價；及

(2) 本公司股份於緊接建議日期前五個營業日在聯交所每日報價所載之平均收市價，

以較高者為準，惟認購價不得低於本公司之股份面值。行使購股權時期為董事會不時釐定授出購股權之日期。

本公司由採納該購股權計劃起計，概無據此授出任何購股權。

25. 儲備

本集團	股份溢價	資本贖回儲備	兌換變動儲備	繳納盈餘	累積虧損	總數
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年四月一日	282,049	1,265	139	51	(98,299)	185,205
本年溢利淨額	–	–	–	–	1,305	1,305
於二零零四年三月三十一日	282,049	1,265	139	51	(96,994)	186,510
本公司及附屬公司	282,049	1,265	139	51	(97,502)	186,002
聯營公司	–	–	–	–	508	508
於二零零四年三月三十一日	282,049	1,265	139	51	(96,994)	186,510
於二零零四年四月一日	282,049	1,265	139	51	(96,994)	186,510
本年虧損淨額	–	–	–	–	(175,953)	(175,953)
於二零零五年三月三十一日	**282,049**	**1,265**	**139**	**51**	**(272,947)**	**10,557**

本公司	股份溢價	資本贖回儲備	繳納盈餘	累積虧損	總數
	千港元	千港元	千港元	千港元	千港元
於二零零三年四月一日	282,049	1,265	158,398	(291,565)	150,147
本年溢利淨額	–	–	–	18,030	18,030
於二零零四年三月三十一日	282,049	1,265	158,398	(273,535)	168,177
本年虧損淨額	–	–	–	(141,912)	(141,912)
於二零零五年三月三十一日	**282,049**	**1,265**	**158,398**	**(415,447)**	**26,265**

根據中國法例及法規，中國外資公司須將其法定賬目內所報之溢利淨額撥入法定儲備，包括儲備基金、企業發展基金、員工福利及紅利基金等項目。

本集團在中國境內之附屬公司是屬於外資公司，按規定，有關外資公司須從其除稅後溢利中提不少於百分之十作儲備基金直至儲備額達註冊資本的百分之五十為止。動用儲備基金必須得到有關當局批准及其用途僅限於沖減累積虧損或增加股本。而動用企業發展基金亦必須得到有關當局批准及其用途僅限於增加股本。員工福利及紅利基金則僅限於該中國境內附屬公司員工福利之用，而動用企業發展基金及員工福利及紅利基金與否則由該中國境內

25. 儲備(續)

本集團之繳納盈餘為其附屬公司在被本集團收購日當天股本總額之面值及本公司作為收購代價於一九九五年本集團重組之日發行之股份面值之差額。

根據百慕達一九八一年公司法(經修訂),本公司之繳納盈餘可作分派用途。然而,在下列情況下,本公司不得以繳納盈餘宣派或派付股息或作出分派:

(a) 作出分派後會導致無法償還到期負債;或

(b) 其資產之可變現價值會因而低於其負債、已發行股本及股份溢價賬之總和。

26. 經營所產生之現金

	本集團	
	二零零五年	二零零四年
	千港元	千港元
除税前日常業務之(虧損)溢利	**(175,953)**	1,189
折舊	**34,487**	35,049
物業、廠房及設備之減值虧損	**91,733**	–
投資物業重估盈餘	**(1,480)**	–
利息收入	**(599)**	(760)
利息支出	**6,945**	6,971
出售機器及設備之虧損	**153**	765
呆壞賬撥備	**35,316**	258
呆壞存貨撥備	**8,907**	2,024
聯營公司減值準備(回撥)	**873**	(464)
應佔聯營公司虧損	**–**	233
營運資金變動:		
應收貿易賬款及票據、預付款項、按金及其他應收賬款	**17,658**	4,682
存貨	**16,605**	1,373
應收聯營公司	**471**	53
應付貿易賬款、其他應付賬款及應計費用	**13,248**	10,622
經營所產生之現金	**48,364**	61,995

27. 主要之非現金交易

本集團於本年度內所訂立融資租約安排購買資產,其於租約開始時之總資本值約為3,582,000港元(二零零四年:6,388,000港元)。

28. 退休福利責任

本集團已安排其在香港聘用之僱員參加強制性公積金計劃(「強積金計劃」)。強積金計劃之資產由獨立受託人的退休基金分開管理。根據強積金計劃及強制性公積金條例規定,本集團與每位僱員分別負責該僱員每月薪金5%之供款,不論僱主或僱員之供款乃按每月不超過20,000港元薪金而計算。

本集團在中國的附屬公司需要為中國國內全職員工設立界定供款退休計劃。此計劃受政府有關部門監管及承諾承擔本集團在中國的附屬公司全體現有及未來退休員工之退休福利責任。

於本年度內,本集團的界定供款計劃僱主供款總額約1,563,000港元(二零零四年:1,194,000港元)。

29. 資產抵押

於結算日,本集團之有抵押一般銀行貸款由本集團部份資產作保證,其賬面值如下:

	本集團	
	二零零五年 千港元	二零零四年 千港元
租約土地及樓宇	187,580	236,224
投資物業	—	1,600
銀行存款	984	7,525
	188,564	245,349

30. 有限制銀行結餘

於結算日,本集團中國附屬公司持有合共2,644,000港元(二零零四年:無)之若干銀行賬戶因若干債權人及僱員採取法律行動而被中國法院凍結。

31. 或然負債

於結算日,本公司不包括在財務報表內的或然負債為向附屬公司提供銀行貸款之擔保119,500,000港元(二零零四年:135,000,000港元),而附屬公司已使用之貸款約156,201,000港元(二零零四年:119,031,000港元)。

32. 承擔

(a) 資本開支承擔

	本集團	
	二零零五年	二零零四年
	千港元	千港元
已簽訂合同但未撥備(扣除已付按金)	**3,032**	13,047

(b) 經營租約承擔

於結算日，本集團按不可撤銷的經營租約應付之將來最低租金總額如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
一年內	**1,172**	3,251
兩年到五年(包括首尾兩年)	**530**	1,156
	1,702	4,407

一般資料

以下為本集團於過去五個財政年度之綜合業績及資產與負債，乃摘錄自本集團已刊發之已審核賬目，並已作出適當之重新分類：

	二零零五年 千港元	二零零四年 千港元	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元
營業額	445,830	470,812	523,399	434,749	404,490
經營(虧損)溢利	(175,953)	1,422	26,172	17,435	6,187
應佔聯營公司業績	–	(233)	(320)	385	(330)
除税前(虧損)溢利	(175,953)	1,189	25,852	17,820	5,857
税項	–	116	(7,738)	(2,130)	(102)
未計少數股東權益前(虧損)溢利	(175,953)	1,305	18,114	15,690	5,755
少數股東權益	–	–	–	–	(74)
股東應佔日常業務(虧損)溢利淨額	(175,953)	1,305	18,114	15,690	5,681
資產及負債					
總資產	405,490	601,034	621,907	564,370	578,391
總負債	(308,060)	(327,651)	(349,829)	(310,406)	(340,117)
淨資產	97,430	273,383	272,078	253,964	238,274


ENJOY
GLOOMY



MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

香港荃灣沙咀道五十七號荃運工業中心第二期二十四樓 E-H 座
Flat E - H, 24/F., Phase II, Superluck Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, Hong Kong.